Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

CASCADIAN THERAPEUTICS, INC.

at

$10.00 Net per Share In Cash

by

VALLEY ACQUISITION SUB, INC.,

a wholly owned subsidiary of

SEATTLE GENETICS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MARCH 9, 2018 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON

MARCH 8, 2018), UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of January 30, 2018 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Cascadian Therapeutics, Inc., a Delaware corporation (“Cascadian Therapeutics”), Seattle Genetics, Inc., a Delaware corporation (“Seattle Genetics”), and Valley Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Seattle Genetics. Purchaser is offering to purchase all of the shares of common stock, par value $0.0001 per share (the “Shares”), of Cascadian Therapeutics that are issued and outstanding at a price of $10.00 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.”

Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into Cascadian Therapeutics (the “Merger”) without a meeting of the stockholders of Cascadian Therapeutics in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Cascadian Therapeutics continuing as the surviving corporation in the Merger as a subsidiary of Seattle Genetics. At the effective time of the Merger (the “Effective Time”), any Shares not purchased pursuant to the Offer (other than Shares owned by stockholders who are entitled to demand and properly demand appraisal in accordance with Section 262 of the DGCL in connection with the Merger, as described in Section 17 — “Certain Legal Matters; Regulatory Approvals—Appraisal Rights” and Shares then owned by Seattle Genetics, Purchaser or any other wholly owned subsidiary of Seattle Genetics and Shares owned by Cascadian Therapeutics or any wholly owned subsidiary of Cascadian Therapeutics, and in each case, not held on behalf of third parties) will be automatically converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

THE BOARD OF DIRECTORS OF CASCADIAN THERAPEUTICS UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES PURSUANT TO THE OFFER.

After careful consideration, the board of directors of Cascadian Therapeutics has unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, are fair to and in the best interests of Cascadian Therapeutics and its stockholders, (ii) approved the Merger Agreement and declared it advisable, (iii) approved the execution, delivery and performance by Cascadian Therapeutics of the Merger Agreement and the consummation of the transactions contemplated therein, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of Cascadian Therapeutics accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Offer is not subject to any financing condition. The Offer is conditioned upon: (i) there being validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to the Expiration Date (as defined below)) and not validly withdrawn prior to 12:00 midnight, New York City time, on March 9, 2018 (one minute after 11:59 P.M., New York City time, on March 8, 2018) (the “Expiration Date,” unless Purchaser extends the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire) that number of Shares that represents at least a majority of the outstanding Shares on a fully diluted basis as of the Expiration Date (assuming the conversion of all outstanding Cascadian Therapeutics Preferred Stock (as defined herein) into Shares and further assuming that such fully diluted number of Shares shall not include (A) any outstanding Cascadian Therapeutics Options (as defined herein), Cascadian Therapeutics Warrants (as defined herein) and other rights to purchase Shares that are out-of-the-money and (B) any outstanding Cascadian Therapeutics RSUs (as defined herein) and Cascadian Therapeutics Options that remain unvested prior to the Expiration Date and will not vest prior to the Acceptance Time (as defined herein)); (ii) the termination or expiration of any applicable waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder; and (iii) other customary conditions as described in this Offer to Purchase. See Section 15 — “Conditions to the Offer.” After the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Seattle Genetics, Purchaser and Cascadian Therapeutics will cause the Merger to become effective as soon as practicable without a meeting of stockholders of Cascadian Therapeutics in accordance with Section 251(h) of the DGCL.

A summary of the principal terms of the Offer appears on pages i through ix. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares pursuant to the Offer.

February 8, 2018

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should, prior to the Expiration Date, (i) complete and execute the Letter of Transmittal that is enclosed with this Offer to Purchase in accordance with the instructions contained therein, and mail or deliver the Letter of Transmittal together with the certificates representing your Shares and any other required documents, to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), (ii) tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Book-Entry Transfer” or (iii) if applicable, request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such nominee in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Guaranteed Delivery.”

*****

Questions and requests for assistance may be directed to Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), at the address and telephone number set forth on the back cover of this Offer to Purchase. In addition, requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission at www.sec.gov.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

SUMMARY TERM SHEET

Securities Sought:	All of the shares of common stock, par value $0.0001 per share (the “Shares”), of Cascadian Therapeutics, Inc., a Delaware corporation (“Cascadian Therapeutics”), that are issued and outstanding.

Price Offered Per Share:	$10.00 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes.

Scheduled Expiration Date:	12:00 midnight, New York City time, on March 9, 2018 (one minute after 11:59 P.M., New York City time, on March 8, 2018), unless the Offer (as defined below) is extended.

Purchaser:	Valley Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Seattle Genetics, Inc., a Delaware corporation (“Seattle Genetics”).

Cascadian Therapeutics Board Recommendation:	The board of directors of Cascadian Therapeutics (the “Cascadian Therapeutics Board”) has unanimously (i) determined that the transactions contemplated by the Merger Agreement (as defined below), including the Offer and the Merger (as defined below), on the terms and subject to the conditions set forth in the Merger Agreement, are fair to and in the best interests of Cascadian Therapeutics and its stockholders, (ii) approved the Merger Agreement and declared it advisable, (iii) approved the execution, delivery and performance by Cascadian Therapeutics of the Merger Agreement and the consummation of the transactions contemplated therein, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL (as defined below), and (v) resolved to recommend that the stockholders of Cascadian Therapeutics accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The following are some questions that you, as a holder of Shares (a “Stockholder”), may have and answers to those questions. This summary term sheet highlights selected information from this offer to purchase (this “Offer to Purchase”) and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.” To better understand the Offer and for a complete description of the terms of the Offer, you should read this Offer to Purchase, the Letter of Transmittal and the other documents to which we refer you carefully and in their entirety. The information concerning Cascadian Therapeutics contained in the Offer to Purchase has been provided to Seattle Genetics and Purchaser by Cascadian Therapeutics or has been taken from or is based upon publicly available documents or records of Cascadian Therapeutics on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources, and the accuracy and completeness of such information have not been independently verified by Seattle Genetics or Purchaser. Questions or requests for assistance may be directed to Innisfree M&A Incorporated, our information agent (the “Information Agent”), at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

i

Who is offering to buy my Shares?

We are a wholly owned subsidiary of Seattle Genetics, incorporated under the laws of the State of Delaware, and were formed for the purpose of making the Offer and thereafter consummating the merger (the “Merger”) with and into Cascadian Therapeutics, with Cascadian Therapeutics continuing as the surviving corporation in the Merger (the “Surviving Corporation”). To date, we have not carried on any activities other than those related to our formation, the Merger Agreement, the Offer and the Merger. Seattle Genetics is a corporation incorporated under the laws of the State of Delaware. See the “Introduction” and Section 8 — “Certain Information Concerning Purchaser and Seattle Genetics.”

How many Shares are you offering to purchase in the Offer?

We are making the Offer to purchase all issued and outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of January 30, 2018, by and among Cascadian Therapeutics, Seattle Genetics and us (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), in order to acquire control of, and, ultimately, following the Merger, the entire common equity interest in, Cascadian Therapeutics, while allowing Stockholders an opportunity to receive the Offer Price promptly (and in any event within three business days after our acceptance of such Shares) by tendering their Shares pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we and Cascadian Therapeutics will consummate the Merger as soon as practicable thereafter without any action by the Stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). At the effective time of the Merger (the “Effective Time”), Cascadian Therapeutics will become a subsidiary of Seattle Genetics. See Section 12 — “Purpose of the Offer; Plans for Cascadian Therapeutics.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $10.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and such nominee tenders your Shares on your behalf, such nominee may charge you a fee for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What does the Cascadian Therapeutics Board recommend?

After careful consideration, the Cascadian Therapeutics Board has unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, are fair to and in the best interests of Cascadian Therapeutics and its stockholders, (ii) approved the Merger Agreement and declared it advisable, (iii) approved the execution, delivery and performance by Cascadian Therapeutics of the Merger Agreement and the consummation of the transactions contemplated therein, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of Cascadian Therapeutics accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

See the “Introduction” and Cascadian Therapeutics Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being filed with the SEC and, together with the Offer to Purchase, the Letter of Transmittal and other related materials, mailed to Stockholders in connection with the Offer.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	there being validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to the Expiration Date (as defined below)) and not validly withdrawn prior to 12:00 midnight, New York City time, on March 9, 2018 (one minute after 11:59 P.M., New York City time, on March 8, 2018) (the “Expiration Date,” unless Purchaser extends the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by us, will expire) that number of Shares that represents at least a majority of the outstanding Shares on a fully diluted basis as of the Expiration Date (assuming the conversion of all outstanding Cascadian Therapeutics Preferred Stock (as defined below) into Shares and further assuming that such fully diluted number of Shares shall not include (A) any outstanding Cascadian Therapeutics Options (as defined below), Cascadian Therapeutics Warrants (as defined below) and other rights to purchase Shares that are out-of-the-money and (B) any outstanding Cascadian Therapeutics RSUs (as defined below) and Cascadian Therapeutics Options that remain unvested prior to the Expiration Date and will not vest prior to the Acceptance Time (as defined below)) (such condition, the “Minimum Condition”);

•	any applicable waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) having expired or been terminated (such condition, the “Regulatory Condition”); and

•	other customary conditions described in Section 15 — “Conditions to the Offer.”

We and Seattle Genetics may waive any condition, in whole or in part, other than the Minimum Condition and the Regulatory Condition, at any time and from time to time, without Cascadian Therapeutics’ consent. See Section 15 — “Conditions to the Offer.”

Is the Offer subject to any financing condition?

No. The Offer is not subject to any financing condition.

Do you have the financial resources to pay for all Shares?

Yes. The total amount of funds required by us to consummate the Offer and purchase all outstanding Shares in the Offer and to provide funding in connection with the Merger is approximately $614 million, plus related fees and expenses. Seattle Genetics, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer and will provide funding for our acquisition of the remaining Shares in the Merger. Seattle Genetics expects to fund such cash requirements from its available cash on hand. The Offer is not subject to any financing condition. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender pursuant to the Offer?

No. We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the consummation of the Offer is not subject to any financing condition;

•	the Offer is being made for all Shares solely for cash;

•	if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer (i.e., the Offer Price); and

•	we, through Seattle Genetics, will have sufficient funds, through cash on hand, to purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer and to provide funding for the Merger.

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

What percentage of Shares do you or your affiliates currently own?

Neither we nor Seattle Genetics nor any of our respective affiliates currently own any Shares.

How long do I have to decide whether to tender pursuant to the Offer?

You will be able to tender your Shares pursuant to the Offer until the Expiration Date (i.e., 12:00 midnight, New York City time, on March 9, 2018 (one minute after 11:59 P.M., New York City time, on March 8, 2018), unless we extend the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by us, will expire). Further, if you cannot deliver everything that is required in order to make a valid tender in accordance with the terms of the Offer by the Expiration Date, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an Eligible Institution (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Signature Guarantees”) may guarantee that the missing items will be received by Computershare Trust Company, N.A., our depositary for the Offer (the “Depositary”) within two NASDAQ Global Select Market (“NASDAQ”) trading days. Please give your broker, dealer, commercial bank, trust company or other nominee instructions in sufficient time to permit such nominee to tender your Shares by the Expiration Date. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and, if so, under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended. In some cases, we are required to extend the Offer beyond the initial Expiration Date, but in no event will we be required to extend the Offer beyond June 30, 2018 (the “End Date”).

Pursuant to the Merger Agreement, unless the Merger Agreement has been terminated in accordance with its terms, we are required to extend the Offer and the Expiration Date:

•	for one or more consecutive periods of not more than ten business days each, or such other longer period as Seattle Genetics and Cascadian Therapeutics may agree, in order to permit the satisfaction of all remaining conditions (subject to our and Seattle Genetics’ right to waive any condition to the Offer (other than the Minimum Condition and the Regulatory Condition, which we and Seattle Genetics may not waive) in accordance with the Merger Agreement), if at any scheduled Expiration Date any condition to the Offer has not been satisfied or waived (other than the Minimum Condition and the Regulatory Condition, which we and Seattle Genetics may not waive), provided that if, at any then-scheduled Expiration Date, the sole unsatisfied condition to the Offer (other than those conditions that, by their nature, are to be satisfied at the Acceptance Time and the Certificate Delivery Condition (as defined in Section 15 — “Conditions to the Offer”)) is the Minimum Condition, we are only required (but will have the right, in our sole discretion) to extend the Offer for a single period equal to the shorter of (A) 20 business days and (B) the number of business days remaining prior to the End Date; and

•	for any period or periods required by U.S. federal securities laws and the rules and regulations of the SEC thereunder or any interpretation or position of the SEC or its staff with respect thereto or by the rules or regulations of NASDAQ applicable to the Offer or as may be required by any other governmental authority.

The Merger Agreement provides that we are not required to extend the Offer beyond the End Date.

If we extend the Offer, such extension will extend the time that you will have to tender your Shares. See Section 1 — “Terms of the Offer” and Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Extensions of the Offer.”

How will I be notified if the time period during which I can tender my Shares pursuant to the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. See Section 1 — “Terms of the Offer.”

How do I tender my Shares pursuant to the Offer?

To tender your Shares pursuant to the Offer, you must deliver the certificates representing your Shares, together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or, in the case of a book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Valid Tender of Shares”) in lieu of such Letter of Transmittal), and any other documents required by the Letter of Transmittal, to the Depositary prior to the Expiration Date. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by such nominee through The Depository Trust Company (“DTC”). You should contact the institution that holds your Shares for more details.

If you are unable to deliver any required document or instrument to the Depositary prior to the Expiration Date, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). For the tender to be valid, however, the Depositary must receive the Notice of Guaranteed Delivery prior to the Expiration Date and must then receive the missing items within two NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Guaranteed Delivery.”

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

Except as otherwise provided in Section 4 — “Withdrawal Rights,” tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after 60 days from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

How do I validly withdraw previously tendered Shares?

To validly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal with the required information (as specified in this Offer to Purchase and in the Letter of Transmittal) to the Depositary while you still have the right to withdraw Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the proper withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

Upon the successful consummation of the Offer, will Shares continue to be publicly traded?

No. Following the consummation of the Offer, we, Seattle Genetics and Cascadian Therapeutics expect to consummate the Merger as soon as practicable in accordance with Section 251(h) of the DGCL, after which Seattle Genetics will own the entire common equity interest in Cascadian Therapeutics and the Shares will no longer be publicly traded. Following the consummation of the Merger, we intend to cause Cascadian Therapeutics to be delisted from NASDAQ and deregistered under the Securities Exchange Act of 1934, as amended, and the regulations thereunder (the “Exchange Act”). See Section 13 — “Certain Effects of the Offer.”

v

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If at least such number of Shares as satisfies the Minimum Condition are validly tendered and accepted for payment by us in the Offer, and the other conditions to the Merger are satisfied or waived (see Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Merger Closing Conditions”), then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of Stockholders pursuant to Section 251(h) of the DGCL. See Section 13 — “Certain Effects of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of us, Seattle Genetics or Cascadian Therapeutics are under any obligation to pursue or consummate the Merger if the Offer has not been first consummated.

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL and due to the obligation of Seattle Genetics, us and Cascadian Therapeutics to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation of the Offer, we expect the Merger to occur on the date of, and as promptly as practicable following, the consummation of the Offer without a subsequent offering period. See Section 1 — “Terms of the Offer.”

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be higher or lower than, or the same as, the Offer Price or the per Share consideration payable in the Merger (which is equivalent in amount to the Offer Price). See Section 17 — “Certain Legal Matters; Regulatory Approvals—Appraisal Rights.” Concurrently with the commencement of the Offer, Cascadian Therapeutics is distributing the Schedule 14D-9, which contains important information regarding how a holder of Shares may exercise its appraisal rights.

If I decide not to tender my Shares pursuant to the Offer, how will the Offer affect my Shares?

Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we and Cascadian Therapeutics will consummate the Merger as soon as practicable. If the Merger is consummated, then Stockholders who did not tender their Shares pursuant to the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares pursuant to the Offer (i.e., the Offer Price), subject to any appraisal rights properly exercised by such Stockholders in accordance with Delaware law. Therefore, if the Merger takes place, the only difference to you between tendering your Shares pursuant to the Offer and not tendering your Shares pursuant to the Offer would be that, if you tender your Shares, you may be paid earlier and no appraisal rights will be available. No interest will be paid for Shares acquired in the Merger. Because the Merger will be governed by Section 251(h) of the DGCL, no Stockholder vote will be required to consummate the Merger.

Furthermore, following the Offer, it is possible that the Shares might no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers. See Section 13 — “Certain Effects of the Offer.”

See Section 11 — “The Merger Agreement; Other Agreements” and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date and the “premium” I am receiving?

The Offer Price of $10.00 per Share represents an approximate:

•	69% premium to the closing price of the Shares on Tuesday, January 30, 2018, the last full trading day before we announced the execution of the Merger Agreement and the Offer; and

•	139% premium to the 30-day volume weighted average price for the Shares for the period ending on January 30, 2018.

On February 7, 2018, the last trading day before we commenced the Offer, the closing price of Shares reported on the NASDAQ was $9.98 per Share.

We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 — “Conditions to the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, you will be entitled to promptly (and in any event within three business days after our acceptance of such Shares) receive an amount equal to the number of Shares you tendered pursuant to the Offer multiplied by the Offer Price, net to you in cash, without interest, less any applicable withholding taxes. We will pay for your validly tendered and not validly withdrawn Shares by depositing the aggregate Offer Price therefor with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or a confirmation of a book-entry transfer of such Shares as described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Book-Entry Transfer,” (ii) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees or, in the case of a book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal, and (iii) any other required documents for such Shares. See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What will happen to my preferred stock in the Offer?

The Offer is being made only for Shares, and not for shares of preferred stock, par value $0.0001 per share (“Cascadian Therapeutics Preferred Stock”), of Cascadian Therapeutics. Holders of outstanding shares of Cascadian Therapeutics Preferred Stock may participate in the Offer only if they first convert their Cascadian Therapeutics Preferred Stock into Shares in accordance with the terms and conditions set forth in the certificate of designation applicable to the applicable series of Cascadian Therapeutics Preferred Stock and tender the Shares, if any, issued upon such conversion. Any such conversion needs to be completed sufficiently in advance of the Expiration Date to assure that the holder of such outstanding shares of Cascadian Therapeutics Preferred Stock will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

What will happen to my equity awards in the Offer?

The Offer is being made only for Shares, and not for options to purchase Shares (“Cascadian Therapeutics Options”), restricted stock units with respect to Shares (“Cascadian Therapeutics RSUs”), or any other equity-based awards denominated in Shares, in each case, granted or issued pursuant to any equity or equity-based incentive plan or arrangement of Cascadian Therapeutics or any of its subsidiaries (each, a “Cascadian Therapeutics Stock Plan”). Holders of outstanding Cascadian Therapeutics Options or Cascadian Therapeutics RSUs may participate in the Offer only if they first exercise such Cascadian Therapeutics Options (to the extent exercisable) or become vested in such Cascadian Therapeutics RSUs and settle them for Shares in accordance with the terms of the applicable Cascadian Therapeutics Stock Plan and other applicable Cascadian Therapeutics award agreements and tender the Shares, if any, issued upon such exercise or in connection with such vesting and settlement. Any such exercise or settlement needs to be completed sufficiently in advance of the Expiration Date to assure that the holder of such outstanding Cascadian Therapeutics Options or Cascadian Therapeutics RSUs will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

At the time we accept for payment Shares tendered in the Offer (the “Acceptance Time”), each outstanding Cascadian Therapeutics Option, whether vested or unvested, will automatically terminate and be cancelled and converted into the right to receive, without interest, an amount in cash (less applicable tax withholdings) equal to the product of (A) the number of Shares subject to such Cascadian Therapeutics Option as of immediately prior to the Acceptance Time, and (B) the excess, if any, of (1) the Offer Price over (2) the exercise price per share of such Cascadian Therapeutics Option. No cash amount will be payable with respect to a Cascadian Therapeutics Option that has a per share exercise price that is equal to or exceeds the Offer Price, and each such Cascadian Therapeutics Option will be cancelled and terminated without any payment or delivery being made in respect thereof, and the holder of any such Cascadian Therapeutics Option will have no further rights with respect thereto.

At the Acceptance Time, (i) any vesting conditions applicable to each outstanding Cascadian Therapeutics RSU will automatically accelerate in full, and (ii) each Cascadian Therapeutics RSU will automatically terminate and be cancelled and will only entitle the holder of such Cascadian Therapeutics RSU to receive, without interest, an amount in cash (less any applicable tax withholdings) equal to the product of (a) the Offer Price and (b) the number of Shares subject to such Cascadian Therapeutics RSU immediately prior to the Acceptance Time. With respect to any Cascadian Therapeutics RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Internal Revenue Code of 1986 (as amended, the “Code”) and that are not permitted to be paid at the Acceptance Time without triggering a tax or penalty under Section 409A of the Code, such payment will be made at the earliest time permitted under the applicable Cascadian Therapeutics Stock Plan and award agreement that will not trigger a tax or penalty under Section 409A of the Code.

See Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Treatment of Cascadian Therapeutics Equity Awards and Cascadian Therapeutics Stock Plans.”

What will happen to my warrants in the Offer?

The Offer is being made only for Shares, and not for warrants to purchase Shares (“Cascadian Therapeutics Warrants”). Holders of outstanding Cascadian Therapeutics Warrants may participate in the Offer only if they first exercise such Cascadian Therapeutics Warrants (to the extent exercisable) and settle them for Shares in accordance with the terms of the applicable warrant agreement and tender the Shares, if any, issued upon such exercise and settlement. Any such exercise or settlement needs to be completed sufficiently in advance of the Expiration Date to assure that the holder of such outstanding Cascadian Therapeutics Warrants will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

What are the U.S. federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes if you are a United States Holder (as defined in Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger—United States Holders”). In general, you will recognize gain or loss equal to the difference, if any, between your adjusted tax basis in Shares that you tender pursuant to the Offer or exchange in the Merger and the amount of cash you receive for such Shares. If you are a United States Holder and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held such Shares for more than one year at the time of disposition. If you are a Non-United States Holder (as defined in Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger—Non-United States Holders”), you will generally not be subject to U.S. federal income tax on gain recognized on Shares you tender pursuant to the Offer or exchange in the Merger. You should consult your tax advisor about the particular tax consequences to you of tendering your Shares pursuant to the Offer, exchanging your Shares in the Merger or exercising appraisal rights (including the application and effect of any U.S. federal estate and gift, state, local and other tax laws). See Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” for a discussion of certain material U.S. federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

To whom should I talk if I have additional questions about the Offer?

You may call Innisfree M&A Incorporated, the Information Agent, toll-free at (888) 750-5834.

To the Holders of Shares of Common Stock of Cascadian Therapeutics:

INTRODUCTION

The Offer is being made pursuant to the Merger Agreement by and among Seattle Genetics, Cascadian Therapeutics and us. We are offering to purchase all of the issued and outstanding Shares at the Offer Price, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer.

The Offer and the withdrawal rights will expire at the Expiration Date, unless the Offer is extended or the Merger Agreement has been earlier terminated in accordance with its terms. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

If you are a record owner of Shares and you tender such Shares directly to the Depositary in accordance with the terms of this Offer, we will not charge you brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Shares pursuant to the Offer. However, if you do not complete and sign the Internal Revenue Service (“IRS”) Form W-9 that is enclosed with the Letter of Transmittal (or other applicable form), you may be subject to backup withholding at the applicable statutory rate on the gross proceeds payable to you. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Backup Withholding.” Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with such nominee to determine if they will be charged any service fees or commissions. We will pay all charges and expenses of the Depositary and the Information Agent incurred in connection with the Offer. See Section 18 — “Fees and Expenses.”

Subject to the provisions of the Merger Agreement, as soon as practicable following the consummation of the Offer, we and Cascadian Therapeutics will cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), in accordance with the relevant provisions of the DGCL. The Merger will become effective upon the filing of the Certificate of Merger or at such later time as we and Cascadian Therapeutics agree in writing and specify in the Certificate of Merger, at which time Cascadian Therapeutics will become the Surviving Corporation and Seattle Genetics will thereupon own the entire common equity interest in Cascadian Therapeutics. At the Effective Time, any Shares not purchased pursuant to the Offer (other than Shares owned by stockholders who are entitled to demand and properly demand appraisal in accordance with Section 262 of the DGCL in connection with the Merger, as described in Section 17 — “Certain Legal Matters; Regulatory Approvals—Appraisal Rights” and Shares then owned by Seattle Genetics, Purchaser or any other wholly owned subsidiary of Seattle Genetics and Shares owned by Cascadian Therapeutics or any wholly owned subsidiary of Cascadian Therapeutics, and in each case, not held on behalf of third parties) will be automatically converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes.

Section 11 — “The Merger Agreement; Other Agreements” more fully describes the Merger Agreement. Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.”

After careful consideration, the Cascadian Therapeutics Board has unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, are fair to and in the best interests of Cascadian Therapeutics and its stockholders, (ii) approved the Merger Agreement and declared it advisable for Cascadian Therapeutics to enter into the Merger Agreement on the terms and subject to the conditions set forth therein, (iii) approved the execution, delivery and performance by Cascadian Therapeutics of the Merger Agreement and the consummation of the transactions contemplated therein, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of Cascadian Therapeutics accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the Cascadian Therapeutics Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Schedule 14D-9 that is being filed with the SEC and, together with this Offer to Purchase, the Letter of Transmittal and other related materials, mailed to Stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety.

The Offer is not subject to any financing condition.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the Regulatory Condition and the satisfaction or waiver by us and Seattle Genetics of the other customary conditions described in Section 15 — “Conditions to the Offer.”

The Merger will be governed by Section 251(h) of the DGCL. Accordingly, after the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Seattle Genetics, we and Cascadian Therapeutics will cause the Merger to become effective as soon as practicable without a meeting of Stockholders in accordance with Section 251(h) of the DGCL. See Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Application of Section 251(h) of the DGCL.” At the Effective Time, our directors immediately prior to the Effective Time will be the only directors of the Surviving Corporation.

Appraisal rights are not available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be higher or lower than, or the same as, the Offer Price or the per Share consideration payable in the Merger (which is equivalent in amount to the Offer Price). See Section 17 — “Certain Legal Matters; Regulatory Approvals—Appraisal Rights.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will promptly accept for payment and pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Date as permitted under Section 4 — “Withdrawal Rights.”

The Offer is not subject to any financing condition. The Offer is conditioned upon the satisfaction of the Minimum Condition and the Regulatory Condition and the satisfaction or waiver by us and Seattle Genetics of the other customary conditions described in Section 15 — “Conditions to the Offer.”

We expressly reserve the right from time to time to waive any of the conditions described in Section 15 — “Conditions to the Offer” to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that we will not, without the prior written consent of Cascadian Therapeutics, (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the number of Shares sought to be purchased in the Offer, (iv) amend, modify or waive satisfaction of the Minimum Condition or the Regulatory Condition, (v) amend or modify any of the other conditions to the Offer in a manner adverse to the holders of Shares in their capacity as such, (vi) impose additional conditions to the Offer, (vii) terminate the Offer (other than in connection with the termination of the Merger Agreement pursuant to Article VII thereof) or accelerate, extend or otherwise change the Expiration Date in a manner other than pursuant to and in accordance with the Merger Agreement, or (viii) amend, modify or supplement any other term of the Offer in a manner adverse to the holders of Shares in their capacity as such.

There will not be a subsequent offering period for the Offer. Pursuant to the Merger Agreement, following the consummation of the Offer and satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Seattle Genetics and Cascadian Therapeutics will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable. Because the Merger will be governed by Section 251(h) of the DGCL, no Stockholder vote will be required to consummate the Merger. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

The Merger Agreement separately provides that we are required to extend the Offer (i) for one or more consecutive periods of not more than ten business days each, or such longer period as Seattle Genetics and Cascadian Therapeutics may agree, but not beyond the End Date, in order to permit the satisfaction of all remaining conditions to the Offer (subject to our and Seattle Genetics’ right to waive any condition to the Offer (other than the Minimum Condition and the Regulatory Condition, which we and Seattle Genetics may not waive) in accordance with the Merger Agreement), if at any scheduled Expiration Date any condition to the Offer has not been satisfied or waived (other than the Minimum Condition and the Regulatory Condition, which we and Seattle Genetics may not waive), provided that if, at any then-scheduled Expiration Date, the sole unsatisfied condition to the Offer (other than those conditions that, by their nature, are to be satisfied at the Acceptance Time and the Certificate Delivery Condition (as defined in Section 15 — “Conditions to the Offer”)) is the Minimum Condition, we are only required (but will have the right, in our sole discretion) to extend the Offer for a single period equal to the shorter of (A) 20 business days and (B) the number of business days remaining prior to the End Date, and (ii) for any period or periods required by U.S. federal securities laws and the rules and regulations of the SEC thereunder or any interpretation or position of the SEC or its staff with respect thereto or by the rules or regulations of NASDAQ applicable to the Offer or as may be required by any other governmental authority. The Merger Agreement provides that we are not required to extend the Offer beyond the End Date.

If we extend the Offer, are delayed in our acceptance for payment of Shares, are delayed in payment after the Acceptance Time or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering Stockholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of Stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act and the interpretations thereunder. The minimum period during which an offer must remain open following material changes in the terms of an offer or information concerning an offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes and the appropriate manner of dissemination. In a published release, the SEC has stated that, in its view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum period of ten business days may be required to allow for adequate dissemination to stockholders and investor response. In accordance with the foregoing view of the SEC and applicable law, if, prior to the Expiration Date, and subject to the limitations of the Merger Agreement, we change the number of Shares being sought or the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of such change is first published, sent or given to Stockholders, the Offer will be extended at least until the expiration of such 10th business day.

If, prior to the Expiration Date, we increase the consideration being paid for Shares, such increased consideration will be paid to all Stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of such increase in consideration.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to Stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

Cascadian Therapeutics has provided us with Cascadian Therapeutics’ Stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Cascadian Therapeutics’ Stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the Cascadian Therapeutics Stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will promptly accept for payment and promptly (and in any event within three business days) thereafter pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Date pursuant to the Offer.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	for Shares held as physical certificates, the certificates evidencing such Shares (“Share Certificates”) or, for Shares held in book-entry form, confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at DTC, in each case pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares;”

•	a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of a book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal; and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering Stockholders may be paid at different times depending upon when the above-referenced items (including Share Certificates or Book-Entry Confirmations with respect to tendered Shares) are actually received by the Depositary.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering Stockholders for the purpose of receiving payments from us and transmitting such payments to tendering Stockholders of record whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or we are unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering Stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest with respect to the Shares purchased pursuant to the Offer be paid, regardless of any extension of the Offer or delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary or unless otherwise mutually agreed by us and Cascadian Therapeutics.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense, to the tendering Stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), in each case, promptly following the expiration or termination of the Offer.

We reserve the right to transfer or assign in whole or in part from time to time to Seattle Genetics or one or more direct or indirect wholly owned subsidiaries of Seattle Genetics the right to purchase all or any Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice your rights to receive payment for Shares validly tendered and not withdrawn pursuant to the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. No alternative, conditional or contingent tenders will be accepted. In order for a Stockholder to validly tender Shares pursuant to the Offer, the Stockholder must follow one of the following procedures:

•	for Shares held as physical certificates, the Share Certificates, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date;

•	for Shares held in book-entry form, either a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or an Agent’s Message in lieu of such Letter of Transmittal, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case before the Expiration Date; or

•	for Shares tendered by a Notice of Guaranteed Delivery, the tendering Stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” before the Expiration Date.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation that states that DTC has received an express acknowledgment from the participant in DTC’s systems tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of a book-entry transfer, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal, and any other required documents (for example, in certain circumstances, a completed IRS Form W-9 that is included in the Letter of Transmittal) must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering Stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•	the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•

Shares tendered pursuant to such Letter of Transmittal are for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock

Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signatory of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a Stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such Stockholder’s Shares are not immediately available or such Stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such Stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or, in the case of book-entry transfers of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal, and any other documents required by the Letter of Transmittal are received by the Depositary within two NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery.

A Notice of Guaranteed Delivery may be delivered by overnight courier, emailed or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us. In the case of Shares held through DTC, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of DTC.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary unless otherwise mutually agreed by us and Cascadian Therapeutics.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering Stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering Stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering Stockholder’s representation and warranty that such Stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when the Acceptance Time occurs, we will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering Stockholder and us upon the terms and subject to the conditions to the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders we determine not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular Stockholder, whether or not similar defects or irregularities are waived in the case of other Stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment as Proxy. By executing the Letter of Transmittal (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal) as set forth above, unless Shares relating to such Letter of Transmittal or Agent’s Message are validly withdrawn pursuant to the Offer, the tendering Stockholder will irrevocably appoint our designees, and each of them, as such Stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Stockholder’s rights with respect to the Shares tendered by such Stockholder and accepted for payment by us and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective if and when, and only to the extent that, we accept such Shares for payment pursuant to the Offer. Upon such appointment, all prior powers of attorney, proxies and consents given by such Stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such Stockholder (and, if given, will not be deemed effective) with respect thereto. Each of our designees will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including in respect of any annual, special or adjourned meeting of Stockholders or otherwise, as such designee in its sole discretion deems proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon the occurrence of the Acceptance Time, we must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of Stockholders.

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Stockholders.

Cascadian Therapeutics Preferred Stock, Cascadian Therapeutics Options, Cascadian Therapeutics RSUs and Cascadian Therapeutics Warrants. The Offer is made only for outstanding Shares and is not made for any Cascadian Therapeutics Preferred Stock, Cascadian Therapeutics Options, Cascadian Therapeutics RSUs or Cascadian Therapeutics Warrants

Backup Withholding. To prevent federal “backup withholding” with respect to payment of the Offer Price of Shares purchased pursuant to the Offer, each Stockholder (including any Stockholder that tenders Shares pursuant to the Offer pursuant to the book-entry transfer procedures described above in this Section 3) must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup withholding by completing the IRS Form W-9 that is included in the Letter of Transmittal or by otherwise certifying such Stockholder’s exemption from backup withholding. See Instruction 8 set forth in the Letter of Transmittal and Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” of this Offer to Purchase for a more detailed discussion of backup withholding.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after 60 days from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer.

For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Book-Entry Transfer,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering Stockholders are entitled to withdrawal rights as described in this Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of tendered Shares may not be rescinded, and any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, Shares that have been validly withdrawn may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Valid Tender of Shares.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us in our sole discretion. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any Stockholder, regardless of whether or not similar defects or irregularities are waived in the case of other Stockholders. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.

The following is a summary of certain material U.S. federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended, applicable treasury regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. This summary is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer and the Merger. This summary does not apply to any right to purchase capital stock of Seattle Genetics and does not apply to holders who receive cash pursuant to the exercise of appraisal rights. The discussion applies only to holders that hold their Shares as capital assets for U.S. federal income tax purposes, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, Shares held as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, holders that purchase or sell Shares as part of a wash sale for tax purposes, holders in special tax situations (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, insurance companies, tax-exempt organizations, U.S. expatriates, “controlled foreign corporations” or “passive foreign investment companies”), holders who hold (actually or constructively) an equity interest in the Surviving Corporation immediately after the Merger, or United States Holders (as defined below) whose functional currency is not the U.S. dollar. This discussion does not address any aspect of U.S. federal gift or estate tax, or state, local or foreign taxation.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the tax treatment of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of exchanging Shares pursuant to the Offer or the Merger.

THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE BASED ON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER SHOULD CONSULT SUCH HOLDER’S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH HOLDER AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER TO SUCH HOLDER, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT, STATE, LOCAL AND OTHER TAX LAWS.

United States Holders. For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a United States Holder will recognize gain or loss in an amount equal to the difference, if any, between such United States Holder’s adjusted federal income tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted into the right to receive cash in the Merger. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), such Shares were held for more than one year. Long-term capital gains recognized by an individual generally will be taxed at preferential rates. Net capital losses may be subject to limits on deductibility.

Non-United States Holders. For purposes of this discussion, the term “Non-United States Holder” means a beneficial owner of Shares that is not a United States person for U.S. federal income tax purposes.

In general, a Non-United States Holder will not be subject to U.S. federal income tax on gain recognized on Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger (or appraised in an appraisal proceeding by the Delaware Court of Chancery) unless:

•	the gain is “effectively connected” with the Non-United States Holder’s conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that such holder maintains in the United States, if that is required by an applicable income tax treaty as a condition for subjecting such holder to U.S. taxation on a net income basis;

•	the Non-United States Holder is an individual present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•	Cascadian Therapeutics is or has been a United States real property holding corporation for U.S. federal income tax purposes and the Non-United States Holder held, directly or indirectly, at any time during the five-year period ending on the date of sale (or, if applicable, the date of the Merger), more than 5% of Shares and such holder is not eligible for any treaty exemption.

“Effectively connected” gains that are recognized by a corporate Non-United States Holder also may be subject, under certain circumstances, to an additional “branch profits tax” at a 30% rate or at a lower rate if such holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Cascadian Therapeutics has not been, is not and does not anticipate becoming a United States real property holding corporation before the date of sale (or, if applicable, the date of the Merger) for U.S. federal income tax purposes.

Information Reporting and Backup Withholding. Payments made to a non-corporate United States Holder in connection with the Offer or the Merger generally will be subject to information reporting and may be subject to “backup withholding.” See Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Backup Withholding” of this Offer to Purchase.

Backup withholding generally applies if a United States Holder (i) fails to provide an accurate taxpayer identification number or (ii) in certain circumstances, fails to comply with applicable certification requirements. A Non-United States Holder generally will be exempt from information reporting and backup withholding if it certifies on an IRS Form W-8BEN or IRS Form W-BEN-E (or other applicable form) that it is not a United States person, or otherwise establishes an exemption in a manner satisfactory to the Depositary.

Backup withholding is not an additional tax and may be refunded by the IRS to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from information reporting and backup withholding, including corporations. Certain penalties apply for failure to provide correct information and for failure to include reportable payments in income. Each holder should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering United States Holders may be able to prevent backup withholding by completing the IRS Form W-9 that is included in the Letter of Transmittal or, in the case of Non-United States Holders, an IRS Form W-8BEN or IRS Form W-BEN-E (or other documentation upon which a payor may rely to treat the payment as made to a Non-United States Holder).

6.	Price Range of Shares; Dividends.

The Shares are listed and principally traded on the NASDAQ under the symbol “CASC.” The Shares have been listed on the NASDAQ since November 19, 1991.

The following table sets forth, for the calendar quarters indicated, the high and low sales prices per Share on the NASDAQ as reported on the NASDAQ(1):

	High	Low
Year Ended December 31, 2016:
First Quarter	13.14	5.40
Second Quarter	8.58	4.92
Third Quarter	10.98	5.58
Fourth Quarter	6.72	5.04
Year Ended December 31, 2017:
First Quarter	5.24	3.49
Second Quarter	4.97	3.18
Third Quarter	4.30	3.27
Fourth Quarter	4.69	3.52
Year Ended December 31, 2018
First Quarter (through February 7, 2018)	10.21	3.52

(1)	Source: Bloomberg L.P.

According to Cascadian Therapeutics, as of the close of business on February 5, 2018 (A) 52,835,532 shares of Company Common Stock were issued and outstanding, (B) 416,673 shares of Company Common Stock were reserved for issuance upon conversion of the issued and outstanding shares of Series A Preferred Stock, (C) 888,851 shares of Company Common Stock were reserved for issuance upon conversion of the issued and outstanding shares of Series B Preferred Stock, (D) 1,250,022 shares of Company Common Stock were reserved for issuance upon conversion of the issued and outstanding shares of Series C Preferred Stock, (E) 659,013 shares of Company Common Stock were reserved for issuance upon conversion of the issued and outstanding shares of Series D Preferred Stock, (F) 1,818,000 shares of Company Common Stock were reserved for issuance upon conversion of the issued and outstanding shares of Series E Preferred Stock, (G) 1,115,139 shares of Company Common Stock were issuable pursuant to outstanding Cascadian Therapeutics Options with an exercise price less than the Offer Price, (H) 2,419,364 shares of Company Common Stock were reserved for issuance upon settlement of outstanding Cascadian Therapeutics RSUs, (I) 833,333 shares of Company Common Stock were subject to purchase under the 2013 Warrants at an exercise price of $30.00 and (J) 8,116 shares of Company Common Stock were subject to purchase under the 2011 Warrants at an exercise price of $18.48. 2011 Warrants and 2013 Warrants mean the warrants issued pursuant to the 2011 Warrant Agreement and 2013 Warrant Agreement, respectively. 2011 Warrant Agreement and 2013 Warrant Agreement mean the Warrant to Purchase Common Stock issued by Cascadian Therapeutics, dated as of February 8, 2011 and May 30, 2013, respectively.

The Offer Price of $10.00 per Share represents an approximate:

•	69% premium to the closing price of the Shares on Tuesday, January 30, 2018, the last full trading day before we announced the execution of the Merger Agreement and the Offer; and

•	139% premium to the 30-day volume weighted average price for the Shares for the 30-day period ending on January 30, 2018.

On February 7, 2018, the last trading day before we commenced the Offer, the closing price of Shares reported on the NASDAQ was $9.98 per Share.

We encourage you to obtain a recent quotation for Shares before deciding whether to tender your Shares.

Cascadian Therapeutics has never declared or paid cash dividends with respect to the Shares. Under the terms of the Merger Agreement, Cascadian Therapeutics is not permitted to declare or pay any dividend in respect of the Shares without Seattle Genetics’ prior written consent. See Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Conduct of Business of Cascadian Therapeutics.”

7.	Certain Information Concerning Cascadian Therapeutics.

Except as otherwise set forth in this Offer to Purchase, the information concerning Cascadian Therapeutics contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of us, Seattle Genetics or the Information Agent take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Cascadian Therapeutics to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to us, Seattle Genetics and the Information Agent.

General. Cascadian Therapeutics was incorporated on September 7, 2007, and is a Delaware corporation. The principal executive offices of Cascadian Therapeutics are located at 3101 Western Avenue, Suite 600, Seattle, Washington, 98121 and the telephone number is (206) 801-2100. Cascadian Therapeutics is a clinical-stage biopharmaceutical company listed on the NASDAQ Global Select Market under the ticker symbol “CASC.” Cascadian Therapeutics is focused primarily on the development of targeted therapeutic products for the treatment of cancer. Cascadian Therapeutics’ goal is to develop and commercialize compounds that have the potential to improve the lives and outcomes of cancer patients.

Available Information. Cascadian Therapeutics files annual, quarterly and current reports, proxy statements and other information with the SEC. Cascadian Therapeutics’ SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document Cascadian Therapeutics files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Cascadian Therapeutics maintains a website at www.cascadianrx.com. These website addresses are not intended to function as hyperlinks, and the information contained on Cascadian Therapeutics’ website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

8.	Certain Information Concerning Purchaser and Seattle Genetics.

Purchaser. We are a Delaware corporation and a wholly owned subsidiary of Seattle Genetics and were formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. To date, we have not carried on any activities other than those related to our formation, the Merger Agreement, the Offer and the Merger. We have minimal assets and liabilities other than the contractual rights and obligations as set forth in the Merger Agreement. Following the consummation of the Offer and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we will merge with and into Cascadian Therapeutics, with Cascadian Therapeutics continuing as the Surviving Corporation. Our principal executive offices are located at 21823 30th Drive SE, Bothell, Washington 98021. Our business telephone number is (425) 527-4000.

Seattle Genetics. Seattle Genetics is a Delaware corporation. The business address of Seattle Genetics is 21823 30th Drive SE, Bothell, Washington 98021. The business telephone number for Seattle Genetics is (425) 527-4000. Seattle Genetics is a biotechnology company focused on the development and commercialization of targeted therapies for the treatment of cancer. Seattle Genetics’ antibody-drug conjugate, or ADC, technology utilizes the targeting ability of antibodies to deliver cell-killing agents directly to cancer cells. Seattle Genetics is commercializing ADCETRIS®, or brentuximab vedotin, for the treatment of several types of CD30-expressing lymphomas. Seattle Genetics is also advancing a pipeline of novel therapies for solid tumors and blood-related cancers designed to address unmet medical needs and improve treatment outcomes for patients.

Additional Information. Certain information concerning the directors and executive officers of Seattle Genetics is set forth in Annex A to this Offer to Purchase and certain information concerning our directors and executive officers is set forth in Annex B to this Offer to Purchase.

Except as set forth elsewhere in this Offer to Purchase (including Section 10 — “Background of the Offer; Contacts with Cascadian Therapeutics,” Section 11 — “The Merger Agreement; Other Agreements,” Annex A

and Annex B): (i) neither we nor Seattle Genetics nor, to our knowledge or the knowledge of Seattle Genetics after reasonable inquiry, any of the persons or entities listed in Annex A or Annex B, or any associate or affiliate of the foregoing, beneficially owns or has a right to acquire any Shares or any other equity securities of Cascadian Therapeutics, (ii) neither we nor Seattle Genetics nor, to our knowledge or the knowledge of Seattle Genetics after reasonable inquiry, any of the persons or entities referred to in clause (i) has effected any transaction in the Shares or any other equity securities of Cascadian Therapeutics during the 60-day period preceding the date of this Offer to Purchase, (iii) neither we nor Seattle Genetics nor, to our knowledge or the knowledge of Seattle Genetics after reasonable inquiry, any of the persons listed on Annex A or Annex B, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Cascadian Therapeutics, (iv) during the two years prior to the date of this Offer to Purchase, there have been no transactions between us and Seattle Genetics, its subsidiaries or, to our knowledge or the knowledge of Seattle Genetics after reasonable inquiry, any of the persons listed in Annex A and Annex B, on the one hand, and Cascadian Therapeutics or any of its executive officers, directors or affiliates, on the other hand, (v) during the two years prior to the date of this Offer to Purchase, there have been no negotiations, transactions or contracts between us, Seattle Genetics, our or its subsidiaries or, to our knowledge or the knowledge of Seattle Genetics after reasonable inquiry, any of the persons listed in Annex A and Annex B, on the one hand, and Cascadian Therapeutics or any of its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets, (vi) there are no present or proposed material agreements, arrangements, understandings or relationships between us, Seattle Genetics or any of our or its respective executive officers, directors or affiliates, on the one hand, and Cascadian Therapeutics or any of its executive officers, directors or affiliates, on the other hand, and (vii) during the past five years, neither we nor Seattle Genetics nor, to our knowledge or the knowledge of Seattle Genetics after reasonable inquiry, any of the persons or entities listed in Annex A or Annex B, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we and Seattle Genetics have filed with the SEC a Tender Offer Statement on Schedule TO (which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO and such documents are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document filed by us and/or Seattle Genetics with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Seattle Genetics maintains a website at www.seattlegenetics.com. These website addresses are not intended to function as hyperlinks, and the information contained on Seattle Genetics’ website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

9.	Source and Amount of Funds.

We estimate that we will need approximately $614 million to purchase all Shares pursuant to the Offer and the Merger, plus related fees and expenses. Seattle Genetics, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and will provide funding for our acquisition of the remaining Shares in the Merger. Seattle Genetics expects to fund such cash requirements from its available cash on hand.

We do not believe that our financial condition is relevant to a decision by a holder of Shares whether to tender Shares and accept the Offer because: (i) the consummation of the Offer is not subject to any financing condition; (ii) the Offer is being made for all Shares solely for cash; (iii) if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer (i.e., the Offer Price); and (iv) we, through Seattle Genetics, will have sufficient funds, through cash on hand, to purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer and to provide funding for the Merger.

10.	Background of the Offer; Contacts with Cascadian Therapeutics.

The following contains a description of material contacts between representatives of Seattle Genetics or Purchaser and representatives of Cascadian Therapeutics that resulted in the execution of the Merger Agreement. For a review of Cascadian Therapeutics’ activities relating to these contacts, please refer to Cascadian Therapeutics’ Schedule 14D-9 that will be filed with the SEC and mailed to all Cascadian Therapeutics stockholders together with this Offer to Purchase.

The board of directors of Seattle Genetics as well as Seattle Genetics’ executive management regularly evaluates various strategies to improve its competitive position and enhance value for Seattle Genetics stockholders, including opportunities for acquisitions of other companies or their assets and potential partnership, licensing and collaboration relationships.

In early April, 2016, a representative of Seattle Genetics contacted a representative of Cascadian Therapeutics’ management team to express an interest in tucatinib, including a potential partnership or licensing relationship. On April 14, 2016 a representative of Seattle Genetics met with representatives of Cascadian Therapeutics’ management team to discuss Cascadian Therapeutics’ business and a potential partnership or licensing relationship.

On June 7, 2016, a representative of Seattle Genetics contacted a representative of Cascadian Therapeutics’ management team to express a continuing interest in tucatinib and in discussing potential partnership opportunities. On June 11, 2016, a representative of Seattle Genetics met with a representative of Cascadian Therapeutics’ management team to discuss Cascadian Therapeutics’ business and a potential partnership or licensing relationship or other strategic transaction involving Cascadian Therapeutics.

Cascadian Therapeutics entered into a confidentiality agreement with Seattle Genetics on July 8, 2016.

In November, 2016, representatives of Perella Weinberg Partners LP (“Perella Weinberg”), Cascadian Therapeutics’ financial advisor, contacted Seattle Genetics regarding a potential partnership or licensing relationship or other strategic transaction involving Cascadian Therapeutics.

On December 15, 2016, a representative of Seattle Genetics contacted a representative of Cascadian Therapeutics to indicate that Seattle Genetics did not have an interest in pursuing a partnership or licensing relationship or other strategic transaction involving Cascadian Therapeutics at that time due to certain preliminary clinical feedback.

In mid-November 2017, Perella Weinberg contacted representatives of Seattle Genetics to determine whether Seattle Genetics had an interest in pursuing an acquisition of Cascadian Therapeutics and advised such representatives that if they had interest in a potential strategic transaction with Cascadian Therapeutics, they should submit a proposal.

On November 27, 2017, representatives of Seattle Genetics attended a telephonic management presentation given by representatives of Cascadian Therapeutics. The following day, on November 28, 2017, representatives of Seattle Genetics were given access to Cascadian Therapeutics’ online data room.

Beginning on November 30, 2017 and continuing through January 30, 2018, representatives of Cascadian Therapeutics’ management team participated in due diligence question and answer calls and meetings with representatives of Seattle Genetics, and Seattle Genetics continued to perform its due diligence review of Cascadian Therapeutics.

On December 12, 2017, Perella Weinberg delivered a draft of the Merger Agreement prepared by Reed Smith LLP (“Reed Smith”), legal advisor to Cascadian Therapeutics, to representatives of Seattle Genetics and indicated that Seattle Genetics should return a revised draft of the Merger Agreement along with any offer it submitted.

On December 20, 2017, representatives from Perella Weinberg called a representative of Seattle Genetics to discuss timing and process in connection with a potential strategic transaction involving Cascadian Therapeutics and Seattle Genetics expressed a continued interest in pursuing a potential strategic transaction with Cascadian Therapeutics.

On December 22, 2017, a representative from Cascadian Therapeutics’ management team called a representative of Seattle Genetics to discuss the valuation of Cascadian Therapeutics.

On January 7, 2018, representatives of Seattle Genetics and representatives from Cascadian Therapeutics’ management team had multiple meetings to discuss Seattle Genetics’ continued interest in pursuing a potential strategic transaction with Cascadian Therapeutics.

On January 9, 2018, additional representatives of Seattle Genetics were given access to Cascadian Therapeutics’ online data room.

On January 15, 2018, Seattle Genetics sent Cascadian Therapeutics a preliminary written non-binding indication of interest pursuant to which Seattle Genetics proposed to acquire Cascadian Therapeutics for $400 million in up-front cash consideration (amounting to approximately $6.56 per Share implied by the $400 million cash offer) and up to $100 million in contingent cash consideration (amounting to approximately $1.62 per Share implied by the $100 million contingent cash consideration offer (assuming achievement of the relevant milestones and not adjusted for probability of success)) related to the achievement of FDA approval and other events relating to tucatinib following the achievement of FDA approval. The indication of interest was subject to a number of conditions, including completion of due diligence, negotiation of definitive documents and approval of Seattle Genetics’ board of directors. Seattle Genetics indicated a desire to move expeditiously to enter into a definitive agreement.

On January 15, 2018, a representative of Cascadian Therapeutics’ management team provided a response to Seattle Genetics’ indication of interest, indicating that Seattle Genetics’ offer price was inadequate, that its offer price was below that of another indication of interest that Cascadian Therapeutics had received and noting that such other indication of interest did not involve any contingent consideration.

That same day, a representative of Leerink Partners LLC, Seattle Genetics’ financial advisor (“Leerink”), called a representative of Perella Weinberg to request feedback on Seattle Genetics’ indication of interest. The representative of Perella Weinberg provided feedback that was consistent with the communication from the representative of Cascadian Therapeutics’ management team earlier that day, noting, in particular, that Seattle Genetics’ offer price was inadequate and below that of another indication of interest that Cascadian Therapeutics had received.

On January 17, 2018, a representative of Cascadian Therapeutics’ management team met with a representative of Seattle Genetics to discuss Seattle Genetics’ offer. The representative of Cascadian Therapeutics’ management team indicated that Seattle Genetics would need to improve the terms and conditions of its offer, including with respect to price. The representative of Seattle Genetics indicated that Seattle Genetics remained interested in Cascadian Therapeutics and expressed a desire to move expeditiously to enter into a definitive agreement.

On January 18, 2018, a representative of Cascadian Therapeutics’ management team had a call with a representative of Seattle Genetics to discuss Seattle Genetics’ offer, including the possibility that a revised offer from Seattle Genetics would include Seattle Genetics stock as part of the consideration.

On January 19, 2018, Seattle Genetics sent Cascadian Therapeutics a revised written non-binding indication of interest pursuant to which Seattle Genetics proposed to acquire Cascadian Therapeutics for $500 million in up-front cash consideration (amounting to approximately $8.16 per Share implied by the $500 million cash offer) and up to $120 million in contingent cash consideration (amounting to approximately $1.93 per Share implied by the $120 million contingent cash consideration offer (assuming achievement of the relevant milestones and not adjusted for probability of success)) related to the achievement FDA approval and other events relating to tucatinib following the achievement of FDA approval. The indication of interest was subject to a number of conditions, including completion of due diligence, negotiation of definitive documents and approval of Seattle Genetics’ board of directors. Seattle Genetics again indicated a desire to move expeditiously to enter into a definitive agreement.

That same day, a representative of Cascadian Therapeutics’ management team called a representative of Seattle Genetics to indicate that Seattle Genetics’ offer price was inadequate as it continued to be below that of another indication of interest that Cascadian Therapeutics had received and it continued to include contingent consideration. The representative of Cascadian Therapeutics indicated to the representative of Seattle Genetics that in order for its indication of interest to be considered competitive, Seattle Genetics would have to offer at least $10.00 per Share in cash without involving any contingent consideration.

On January 22, 2018, a representative of Seattle Genetics called a representative of Cascadian Therapeutics’ management team to provide an oral proposal to acquire Cascadian Therapeutics for $600 million in up-front cash consideration without including any contingent consideration (amounting to approximately $9.77 per Share implied by the $600 million offer). Seattle Genetics again indicated a desire to move expeditiously to enter into a definitive agreement, requested access to perform confirmatory due diligence, and requested that Cascadian Therapeutics enter into an exclusivity agreement with Seattle Genetics. Later that same day, Seattle Genetics’ outside counsel, Sullivan & Cromwell LLP (“Sullivan & Cromwell”), sent a revised draft of the Merger Agreement to Reed Smith.

On January 23, 2018, Seattle Genetics documented its oral proposal in a further revised written non-binding indication of interest pursuant to which Seattle Genetics proposed to acquire Cascadian Therapeutics for $600 million in up-front cash consideration (amounting to approximately $9.77 per Share implied by the $600 million offer) without involving any contingent consideration. The indication of interest was subject to a number of conditions, including completion of due diligence, negotiation of definitive documents and approval of Seattle Genetics’ board of directors, but did not include a request for exclusivity. Seattle Genetics again indicated a desire to move expeditiously to enter into a definitive agreement.

On January 24, 2018, a representative of Cascadian Therapeutics’ management team called a representative of Seattle Genetics to discuss Seattle Genetics’ offer. The representative of Cascadian Therapeutics indicated that Seattle Genetics would have to improve the terms and conditions of its offer in order for its offer to be considered to be superior to that of the other party that was also interested in pursuing a potential transaction with Cascadian Therapeutics. The representative of Cascadian Therapeutics also indicated that Cascadian Therapeutics’ advisors would need to understand the sources of financing and review draft commitment letters with respect to Seattle Genetics financing of the potential transaction.

On January 25, 2018, representatives of Reed Smith called a representative of Sullivan & Cromwell to discuss process and timing with respect to the draft Merger Agreement and the potential transaction.

Also on January 25, 2018, a representative of Seattle Genetics called a representative of Cascadian Therapeutics to discuss Seattle Genetics’ offer, including certain issues that had been raised during calls between Cascadian Therapeutics’ advisers and Seattle Genetics’ advisers. The representative of Seattle Genetics indicated that Seattle Genetics was not in a position to further increase its offer price. The representative from Cascadian Therapeutics again emphasized that Seattle Genetics would have to improve the terms and conditions of its offer in order for its offer to be considered to be superior to that of the other party.

Later that day, Cascadian Therapeutics and Reed Smith received a draft debt commitment letter with respect to Seattle Genetics’ financing in connection with the diligence requested by Cascadian Therapeutics and its advisers. Reed Smith sent a revised draft of the Merger Agreement to Sullivan & Cromwell. Among other items, the revised draft requested: (i) a decrease in the size of the proposed termination fee from 3.75% of equity value to 2.75% of enterprise value, (ii) the removal of the closing condition relating to retaining a minimum amount of cash, (iii) certain changes to the non-solicitation and board recommendation covenants, (iv) the removal of Cascadian Therapeutics’ obligation to reimburse Seattle Genetics for its expenses if the Merger Agreement is terminated under certain circumstances, and (v) certain changes to the minimum tender condition.

On January 27, 2018, Sullivan & Cromwell sent a revised draft of the Merger Agreement to Reed Smith.

Also on January 27, 2018, representatives of Perella Weinberg called Leerink to request that Seattle Genetics provide its best and final offer on a per Share basis and indicated that the Cascadian Therapeutics Board would not accept an offer of less than $10.00 per Share.

On January 28, 2018, representatives of Reed Smith and Sullivan & Cromwell conducted a teleconference to discuss Sullivan & Cromwell’s revised draft of the Merger Agreement. Reed Smith highlighted concerns of the Cascadian Therapeutics Board and other concerns with respect to certain terms of the revised draft Merger Agreement and requested, among other items: (i) a decrease in the size of the proposed termination fee from 3.75% of equity value to 3.0% of enterprise value, (ii) certain changes to the non-solicitation and board recommendation covenants, (iii) certain changes to the termination fee triggers, (iv) the removal of Cascadian Therapeutics’ obligation to reimburse Seattle Genetics for its expenses if the Merger Agreement is terminated under certain circumstances, (v) certain changes to the minimum tender condition, and (vi) removal of the closing condition relating to retaining a minimum amount of cash. Later that night, Reed Smith sent a revised draft of the Merger Agreement to Sullivan & Cromwell.

Also on January 28, 2018, a representative of Cascadian Therapeutics’ management team met with a representative of Seattle Genetics to discuss Seattle Genetics’ offer and to reiterate that the Cascadian Therapeutics Board would not accept an offer of less than $10.00 per Share. The representative of Seattle Genetics indicated that $10.00 per Share in cash was Seattle Genetics’ best and final offer.

During the course of January 29, 2018 and January 30, 2018, representatives of Reed Smith and Sullivan & Cromwell negotiated and finalized the terms of the Merger Agreement.

On January 30, 2018, Cascadian Therapeutics, Seattle Genetics and Purchaser executed and delivered the Merger Agreement.

The closing price per Share on January 30, 2018, before the Merger Agreement was executed, was $5.90.

On the morning of January 31, 2018, prior to the opening of trading of Shares on NASDAQ, Seattle Genetics and Cascadian Therapeutics issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of the Offer.

On February 8, 2018, Seattle Genetics and Purchaser commenced the Offer.

11.	The Merger Agreement; Other Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Purchaser and Seattle Genetics—Available Information.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement is included to provide you with information regarding its terms. Factual disclosures about Seattle Genetics, us and Cascadian Therapeutics or any of their respective affiliates contained in this Offer to Purchase or in their respective public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about Seattle Genetics, us and Cascadian Therapeutics or any of their respective affiliates contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Seattle Genetics, us and Cascadian Therapeutics were qualified and subject to important limitations agreed to by Seattle Genetics, us and Cascadian Therapeutics in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in schedules that were provided by each party to the other but are not publicly filed as part of the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase.

The Offer

The Merger Agreement provides that we will commence the Offer as promptly as reasonably practicable after (and in any event within seven business days of) the date of the Merger Agreement, provided that Cascadian Therapeutics timely provides to Seattle Genetics and us all information concerning Cascadian Therapeutics and its subsidiaries and stockholders that may be required for our commencement of the Offer. Subject to the satisfaction of the Minimum Condition and the Regulatory Condition and the satisfaction or waiver by us of the other customary conditions that are described in Section 15 — “Conditions to the Offer,” we will (and Seattle Genetics will cause us to), consummate the Offer as soon as practicable after the Expiration Date, and promptly accept for payment and promptly (and, in any event, within three business days) thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer. The initial Expiration Date will be 12:00 midnight, New York City time, on March 9, 2018 (one minute after 11:59 P.M., New York City time, on March 8, 2018).

Terms and Conditions of the Offer

Our obligations to accept for payment, and pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer are subject to the conditions set forth in Section 15 — “Conditions to the Offer.” The Offer conditions are for the sole benefit of Seattle Genetics and us, and we or Seattle Genetics may waive, in whole or in part, any condition to the Offer from time to time, in our or its sole discretion, provided that we and Seattle Genetics may not, without the prior written consent of Cascadian Therapeutics, (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the number of Shares sought to be purchased in the Offer, (iv) amend, modify or waive satisfaction of the Minimum Condition or the Regulatory Condition, (v) amend or modify any of the other conditions to the Offer in a manner adverse to the holders of Shares in their capacity as such, (vi) impose additional conditions to the Offer, (vii) terminate the Offer (other than in connection with termination of the Merger Agreement pursuant to Article VII thereof) or accelerate, extend or otherwise change the Expiration Date in a manner other than pursuant to and in accordance with the

Merger Agreement, or (viii) amend, modify or supplement any other term of the Offer in a manner adverse to the holders of Shares in their capacity as such.

Extensions of the Offer

The Merger Agreement provides that we are required to extend the Offer (i) for one or more consecutive periods of not more than ten business days each, or such longer period as Seattle Genetics and Cascadian Therapeutics may agree, but not beyond the End Date, in order to permit the satisfaction of all remaining conditions to the Offer (subject to our and Seattle Genetics’ right to waive any condition to the Offer (other than the Minimum Condition and the Regulatory Condition, which we and Seattle Genetics may not waive) in accordance with the Merger Agreement), if at any scheduled Expiration Date any condition to the Offer has not been satisfied or waived, provided that if, at any then-scheduled Expiration Date, the sole unsatisfied condition to the Offer (other than those conditions that, by their nature, are to be satisfied at the Acceptance Time and the Certificate Delivery Condition) is the Minimum Condition, we are only required (but will have the right, in our sole discretion) to extend the Offer for a single period equal to the shorter of (A) 20 business days and (B) the number of business days remaining prior to the End Date, and (ii) for any period or periods required by U.S. federal securities laws and the rules and regulations of the SEC thereunder or any interpretation or position of the SEC or its staff with respect thereto or by the rules or regulations of NASDAQ applicable to the Offer or as may be required by any other governmental authority. The Merger Agreement provides that we are not required to extend the Offer beyond the End Date.

Cascadian Therapeutics Board Recommendation

The Cascadian Therapeutics Board has unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, are fair to and in the best interests of Cascadian Therapeutics and its stockholders, (ii) approved the Merger Agreement and declared it advisable, (iii) approved the execution, delivery and performance by Cascadian Therapeutics of the Merger Agreement and the consummation of the transactions contemplated therein, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of Cascadian Therapeutics accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Cascadian Therapeutics Board Recommendation”).

The Merger

The Merger Agreement provides that, as soon as practicable following the consummation of the Offer, subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time:

•	we will be merged with and into Cascadian Therapeutics and, as a result of the Merger, our separate corporate existence will cease;

•	Cascadian Therapeutics will be the Surviving Corporation in the Merger and will become a subsidiary of Seattle Genetics; and

•	all of our rights, privileges, immunities, powers and franchises and those of Cascadian Therapeutics will vest in Cascadian Therapeutics as the Surviving Corporation, and all of our liabilities, obligations and restrictions and those of Cascadian Therapeutics will become the liabilities, obligations and restrictions of Cascadian Therapeutics as the Surviving Corporation.

Application of Section 251(h) of the DGCL. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, after the consummation of the Offer, Seattle Genetics, we and Cascadian Therapeutics have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without a meeting of Stockholders in accordance with Section 251(h) of the DGCL.

Certificate of Incorporation; Bylaws. At the Effective Time, until thereafter amended in accordance with the DGCL and as provided in such certificate of incorporation or bylaws, (i) the certificate of incorporation of Cascadian Therapeutics as in effect immediately prior to the Effective Time will be the certificate of incorporation of the Surviving Corporation and (ii) the bylaws of Cascadian Therapeutics in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation.

Changes of Directors and Officers in Connection with the Merger. The Merger Agreement provides that, from and after the Effective Time, until successors are duly appointed or elected, as applicable, and qualified, or until their earlier death, resignation or removal, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, (i) our officers immediately prior to the Effective Time will be the officers of the Surviving Corporation and (ii) our directors immediately prior to the Effective Time will be the directors of the Surviving Corporation. As of the date of this Offer to Purchase, each of Todd Simpson, Jean Liu and Darren Cline are both a director and an officer of Purchaser and we have no other directors or officers as of such date.

Merger Closing Conditions. Our obligations and the obligations of Seattle Genetics, on the one hand, and the obligations of Cascadian Therapeutics, on the other hand, to effect the Merger are each subject to the satisfaction of both of the following conditions:

•	no judgment, ruling, order, writ, injunction or decree issued by any court or other governmental authority of competent jurisdiction or other legal restraint or prohibition being in effect which would make illegal or otherwise prevent or prohibit the consummation of the Merger; and

•	our (or Seattle Genetics on our behalf) having accepted for payment and paid for all of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Merger Consideration. At the Effective Time, each Share then outstanding (other than Shares that are held by any Stockholders who properly demand appraisal in connection with the Merger as described in Section 17 — “Certain Legal Matters; Regulatory Approvals—Appraisal Rights”) will be converted into the right to receive the Offer Price, without interest (the “Per Share Merger Consideration”), less any applicable withholding taxes, except for Shares then owned by Seattle Genetics or us or any other direct or indirect wholly owned subsidiary of Seattle Genetics and Shares owned by Cascadian Therapeutics or any direct or indirect wholly owned subsidiary of Cascadian Therapeutics, and in each case not held on behalf of third parties, which Shares will remain outstanding and be unaffected by the Merger.

Payment for Shares. Prior to the Effective Time, Seattle Genetics will designate, pursuant to the terms of the Merger Agreement, Computershare Trust Company, N.A. as paying agent (in such capacity, the “Paying Agent”) for the payment of the aggregate Per Share Merger Consideration in accordance with the Merger Agreement. Seattle Genetics will deposit or cause to be deposited with the Paying Agent, at or prior to the Effective Time, the cash necessary to pay for the Shares that will be converted into the right to receive the Per Share Merger Consideration.

Promptly after the Effective Time (and in no event later than two business days thereafter), Seattle Genetics will cause the Paying Agent to send to each person who was a holder of record of Shares immediately prior to the Effective Time and whose Shares were converted into the right to receive the Per Share Merger Consideration (i) a Letter of Transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Share Certificates or non-certificated Shares represented by book-entry (“Book-Entry Shares”) will pass, only upon proper delivery of the Share Certificates (or effective affidavits of loss in lieu thereof) or transfer of the Book-Entry Shares, as applicable, to the Paying Agent) and (ii) instructions for use in effecting the surrender of Share Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Per Share Merger Consideration payable to such holder in connection with the Merger. No holder of Book-Entry Shares will be required to deliver a Share Certificate or a Letter of Transmittal to the Paying Agent in order to receive the Per Share Merger Consideration payable to such holder in connection with the Merger in respect of such Book-Entry Shares.

The Paying Agent will promptly pay the consideration payable in the Merger to the holders of Shares that were converted into the right to receive the Per Share Merger Consideration only upon (i) surrender to the Paying Agent of a Share Certificate for Shares held in certificate form (or an effective affidavit of loss in lieu thereof), together with a duly completed and validly executed Letter of Transmittal in accordance with the instructions therein, and such other documents as may be reasonably required pursuant to such instructions or (ii) delivery to the Paying Agent of an Agent’s Message in respect of Book-Entry Shares (or such other evidence, if any, of transfer as the Paying Agent may reasonably request). Each Share Certificate or Book-Entry Share so surrendered will forthwith be cancelled. Interest will not be paid or accrue in respect of the consideration payable in the Merger. The Surviving Corporation will reduce the amount of any consideration payable in the Merger paid to the Stockholders by any applicable withholding taxes.

If any payment of any Per Share Merger Consideration is to be made to a person other than the person in whose name the applicable surrendered Share Certificate is registered, such payment will only be made if such Share Certificate has been properly endorsed or otherwise is in proper form for transfer and if the person requesting such payment pays any transfer or other taxes required by reason of the making of such cash payment to a person other than the registered holder of the surrendered Share Certificate or provides evidence that such tax has been paid or is not payable to the satisfaction of the Paying Agent. Payment of the Per Share Merger Consideration payable in the Merger with respect to Book-Entry Shares will be made only to the person in whose name such Book-Entry Shares are registered.

If any cash deposited with the Paying Agent is not claimed within one year following the Effective Time, such cash will be returned to Seattle Genetics upon demand, and any holders of Shares (other than Shares that were not converted into the right to receive the Per Share Merger Consideration) who have not theretofore complied with Share exchange procedures in the Merger Agreement will thereafter look only to Seattle Genetics and the Surviving Corporation for payment, without interest and less any applicable tax withholdings, of consideration payable in the Merger in respect of such Shares. Notwithstanding the foregoing, none of us, Seattle Genetics or Cascadian Therapeutics will be liable to any holder of Shares for any consideration payable in the Merger delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

The transmittal instructions will include instructions if the Stockholder has lost a Share Certificate or if it has been stolen or destroyed. The Stockholder will have to provide an affidavit to that fact and, if required by Seattle Genetics or us, post a bond in such reasonable amount as we may reasonably direct, as indemnity against any claim that may be made against it in respect of such Share Certificate.

Treatment of Cascadian Therapeutics Equity Awards and Cascadian Therapeutics Stock Plans

Cascadian Therapeutics Options. At the Acceptance Time, each outstanding Cascadian Therapeutics Option, whether vested or unvested, will automatically terminate and be cancelled and converted into the right to receive, without interest, an amount in cash (less applicable tax withholdings) equal to the product of (A) the aggregate number of Shares subject to such Cascadian Therapeutics Option as of immediately prior to the Acceptance Time and (B) the excess, if any, of (1) the Offer Price over (2) the exercise price per share of such Cascadian Therapeutics Option (such product, less applicable tax withholdings, the “Option Payment Amount”), and the holder of such Cascadian Therapeutics Option will have no further rights with respect thereto except to receive the Option Payment Amount. No cash amount will be payable with respect to a Cascadian Therapeutics Option that has a per share exercise price that is equal to or exceeds the Offer Price, and such Option will be cancelled and terminated at the Acceptance Time without any payment or delivery being made in respect thereof, and the holder of any such Cascadian Therapeutics Option will have no further rights with respect thereto. Any Option Payment Amount payable to a former holder of a Cascadian Therapeutics Option that was outstanding immediately prior to the Acceptance Time will be paid through the Surviving Corporation’s payroll to such former holder as soon as practicable following the Acceptance Time (but in any event not later than the second payroll cycle thereafter), net of any taxes withheld.

Cascadian Therapeutics RSUs. At the Acceptance Time, (A) any vesting conditions applicable to each outstanding Cascadian Therapeutics RSU will automatically accelerate in full and (B) each Cascadian Therapeutics RSU will automatically terminate and be cancelled and will only entitle the holder of such Cascadian Therapeutics RSU to receive, without interest, an amount in cash (less applicable tax withholdings) equal to the product of (1) the aggregate number of Shares subject to such Cascadian Therapeutics RSU immediately prior to the Acceptance Time and (B) the Offer Price (such product, less applicable tax withholdings, the “RSU Payment Amount”), and the holder of such Cascadian Therapeutics RSU will have no further rights with respect thereto except to receive the RSU Payment Amount. Any RSU Payment Amount payable to a former holder of a Cascadian Therapeutics RSU that was outstanding immediately prior to the Acceptance Time will be paid through the Surviving Corporation’s payroll to such former holder as soon as practicable following the Acceptance Time (but in any event not later than the second payroll cycle thereafter), net of any taxes withheld, provided that, with respect to any Cascadian Therapeutics RSU that constitutes nonqualified deferred compensation subject to Section 409A of the Code that is not permitted to be paid at the Acceptance Time without triggering a tax or penalty under Section 409A of the Code, such payment will be made at the earliest time permitted under the applicable Cascadian Therapeutics Stock Plan and award agreement that will not trigger a tax or penalty under Section 409A of the Code.

Cascadian Therapeutics Stock Plans. From and after the date of the Merger Agreement, Cascadian Therapeutics will cause no further offering periods to commence under the Cascadian Therapeutics 2010 Employee Stock Purchase Plan (the “ESPP”) and must adopt any necessary or applicable amendment or resolution, to (i) prohibit new participants from participating in the ESPP and prohibit participants in the ESPP from increasing their payroll deductions from those in effect on the date of the Merger Agreement, (ii) provide that no offering period will be commenced after the date of the Merger Agreement, (iii) ensure that the applicable purchase price for Shares will not be decreased below the levels set forth in the ESPP as of the date of the Merger Agreement, (iv) provide that each participant’s outstanding right to purchase Shares under the ESPP will be suspended immediately following the end of the current offering period thereunder (the “Current Offering Period”) or if earlier, each participant’s outstanding right to purchase Shares under the ESPP will terminate on the day that is seven business days immediately prior to the day on which the Acceptance Time occurs, provided that, in either case, all amounts allocated to each participant’s account under the ESPP as of such date will thereupon be used to purchase Shares from Cascadian Therapeutics at the applicable price for the Current Offering Period and such Shares will, at the Effective Time, be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes and (v) the ESPP will terminate in its entirety at the Acceptance Time and no further rights will be granted or exercised under the ESPP thereafter.

Representations and Warranties

The Merger Agreement contains representations and warranties of Seattle Genetics, us and Cascadian Therapeutics.

Some of the representations and warranties in the Merger Agreement made by Cascadian Therapeutics are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, any change, effect, event, occurrence, state of facts or development will be deemed to have a “Company Material Adverse Effect” if such change, effect, event, occurrence, state of facts or development, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of Cascadian Therapeutics and its subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent, materially delay or materially impair the ability of Cascadian Therapeutics to consummate the transactions contemplated by the Merger Agreement. However, for purposes of the foregoing clause (i), none of the following will constitute, or be considered in determining whether there has been or would be, a Company Material Adverse Effect:

(A)	changes in conditions in the global economy or capital or financial markets or political, regulatory or business conditions;

(B)	general market or economic conditions in the clinical or developmental stage pharmaceutical businesses;

(C)	changes in GAAP or other accounting principles applicable to Cascadian Therapeutics or its subsidiaries or the interpretation thereof;

(D)	the threat, occurrence, escalation, outbreak or worsening of any natural disaster, force majeure event, acts of God, acts of war, military action, armed hostilities, sabotage or terrorism;

(E)	any adverse effect arising or resulting from the announcement or pendency of the Merger Agreement or the transactions contemplated by the Merger Agreement or the execution or announcement of the Merger Agreement;

(F)	the commencement or pendency of any litigation alleging breach of fiduciary duty or similar claim relating to the Merger Agreement or the transactions contemplated by the Merger Agreement;

(G)	the taking or not taking of any action at the request of us or Seattle Genetics or as expressly required by the Merger Agreement (other than those required actions described in Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Conduct of Business of Cascadian Therapeutics”);

(H)	in and of itself, any change in Cascadian Therapeutics’ stock price or trading volume, any decrease in the ratings or ratings outlook for Cascadian Therapeutics, or any failure by Cascadian Therapeutics to meet (or the publication of any report regarding) any projections, forecasts, budgets, estimates or outlook of or relating to Cascadian Therapeutics, including with respect to revenues or earnings or other internal or external financial or operating projections (provided that the underlying facts and circumstances giving rise to the foregoing occurrences may be taken into account in determining whether a Company Material Adverse Effect has occurred); and

(I)	changes in law applicable to Cascadian Therapeutics or its subsidiaries or interpretations thereof;

except that, any change, effect, event, occurrence, state of facts or development described in clauses (A) through (D), inclusive, and (I) will not be excluded to the extent the same has a materially disproportionate effect on Cascadian Therapeutics and its subsidiaries, taken as a whole, compared to other clinical or developmental stage pharmaceutical businesses.

In the Merger Agreement, Cascadian Therapeutics has made customary representations and warranties to Seattle Genetics and us with respect to, among other things:

•	the due organization, valid existence, good standing and qualification to do business of Cascadian Therapeutics and its subsidiaries;

•	the corporate authority and power of Cascadian Therapeutics to perform its obligations under the Merger Agreement;

•	the inapplicability of a Stockholder vote required to authorize or adopt the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement;

•	the governmental authorizations necessary in connection with Cascadian Therapeutics’ performance of its obligations under the Merger Agreement;

•	the absence of any conflict between the execution of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, on the one hand, and applicable laws or the organizational or governing documents or certain agreements of Cascadian Therapeutics and its subsidiaries, on the other hand;

•	Cascadian Therapeutics’ capitalization;

•	Cascadian Therapeutics’ SEC filings and financial statements;

•	the absence of certain changes or events;

•	the absence of certain undisclosed liabilities;

•	material contracts and the absence of any defaults under material contracts;

•	compliance with applicable laws and regulatory requirements, including possession of all governmental licenses and permits necessary to conduct its business;

•	compliance with certain anti-corruption and anti-bribery laws;

•	compliance with applicable health care laws, including the U.S. Food, Drug and Cosmetic Act and other laws, rules, regulations and orders administered by the U.S. Food and Drug Administration;

•	compliance with applicable information security laws;

•	the absence of any litigation or other legal proceedings, claims, investigations or judgments;

•	real property and title to assets;

•	intellectual property matters, including, to the knowledge of Cascadian Therapeutics, the validity and enforceability of Cascadian Therapeutics intellectual property rights and the absence of infringement of intellectual property rights of others;

•	insurance coverage;

•	labor matters;

•	tax matters, including filings of tax returns and payment of taxes;

•	employee benefit matters, including the status of employee benefit plans;

•	environmental matters;

•	the absence of certain undisclosed transactions with affiliates;

•	parties entitled to financial advisory fees based on Cascadian Therapeutics’ arrangements in connection with the transactions contemplated by the Merger Agreement;

•	the receipt by the Cascadian Therapeutics Board of a fairness opinion from its financial advisor, Perella Weinberg Partners LP;

•	that, to the best of Cascadian Therapeutics’ knowledge, as of the date of the Merger Agreement, Cascadian Therapeutics had not made any untrue statement of a material fact, or omitted to furnish any material documents or other material information in its possession or under its control as of the date of the Merger Agreement, that relate to the safety or efficacy of tucatinib or relate to any license or sub-license of tucatinib;

•	that, to the knowledge of Cascadian Therapeutics, securityholders in Canada beneficially own less than 10% of the outstanding Shares; and

•	the accuracy of information supplied by Cascadian Therapeutics for inclusion in this Offer to Purchase and the other exhibits to the Schedule TO, and the absence of material untrue statements or omissions in the Schedule 14D-9.

In the Merger Agreement, we and Seattle Genetics have made customary representations and warranties to Cascadian Therapeutics with respect to, among other things:

•	the due incorporation, valid existence, good standing and qualification to do business of Seattle Genetics and us;

•	the corporate authority and power of Seattle Genetics and us to perform our obligations under the Merger Agreement;

•	the governmental authorizations necessary in connection with Seattle Genetics’ and our performance of our obligations under the Merger Agreement;

•	the absence of any conflict between the execution of the Merger Agreement and the consummation of transactions contemplated by the Merger Agreement, on the one hand, and applicable laws or the organizational or governing documents or certain agreements of Seattle Genetics or us, on the other hand;

•	the absence of any litigation against Seattle Genetics or us;

•	parties entitled to financial advisory fees based on Seattle Genetics’ and our arrangements in connection with the transactions contemplated by the Merger Agreement;

•	ownership of Shares by Seattle Genetics, us or Seattle Genetics’ subsidiaries;

•	availability of funds necessary to perform our and Seattle Genetics’ respective obligations under the Merger Agreement, including the payment of the aggregate Offer Price and Per Share Merger Consideration; and

•	the accuracy of information supplied by Seattle Genetics and us for inclusion in the Schedule 14D-9, and the absence of material untrue statements or omissions in this Offer to Purchase and the other exhibits to the Schedule TO.

None of the representations and warranties contained in the Merger Agreement survive the consummation of the Merger.

Conduct of Business of Cascadian Therapeutics

The Merger Agreement provides that, except as expressly permitted or required pursuant to the Merger Agreement, as required by applicable law or by the terms of any contract or employee benefit plan as in effect as of the date of the Merger Agreement and disclosed to Seattle Genetics prior to the execution of the Merger Agreement, or otherwise with the prior written consent of Seattle Genetics (which consent will not be unreasonably withheld, conditioned or delayed), from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement pursuant to its terms, Cascadian Therapeutics will, and will cause each of its subsidiaries to, conduct their respective businesses in the ordinary course of business consistent with past practice and use their respective reasonable best efforts to (i) maintain and preserve intact the material aspects of its business organization, (ii) maintain its business relationships and goodwill with key suppliers, key contractors, key partners, key licensors, key licensees and other persons with whom Cascadian Therapeutics and its subsidiaries have significant business relationships and (iii) retain the services of key officers and key employees on commercially reasonable terms.

In addition, during the same period, except as expressly permitted or required pursuant to the Merger Agreement, as required by applicable law or by the terms of any contract or employee benefit plan as in effect as of the date of the Merger Agreement and disclosed to Seattle Genetics prior to the execution of the Merger Agreement, or otherwise with the prior written consent of Seattle Genetics (which consent will not be unreasonably withheld, conditioned or delayed), Cascadian Therapeutics will not, and will not permit any of its subsidiaries to, take certain actions (subject to certain further exceptions to the individual restrictions set forth in the Merger Agreement, including, in certain circumstances, exceptions relating to Cascadian Therapeutics’ ordinary course of business consistent with past practice), including the following:

•	form any subsidiary or acquire (including by merger, consolidation, acquisition of stock or assets or otherwise), in one transaction or any series of related transactions, directly or indirectly, any assets, securities, properties, rights, interests in any person (or any division thereof) or businesses;

•	sell, lease, sublease, license, sublicense, mortgage, pledge, surrender, encumber, divest, cancel, waive, abandon or allow to lapse or expire, assign, transfer or dispose of, covenant not to assert, or create or incur any lien (other than certain permitted liens) on, any properties, assets, interests or rights (including intellectual property) of Cascadian Therapeutics or any of its subsidiaries, other than non-exclusive licenses in the ordinary course of business consistent with past practice, or pursuant to contracts existing as of the date of the Merger Agreement and disclosed to Seattle Genetics prior to the execution of the Merger Agreement;

•	amend or propose to amend the certificate of incorporation (which includes the certificates of designation with respect to the several series of Cascadian Therapeutics Preferred Stock), bylaws or any other governing or organizational document of Cascadian Therapeutics or its subsidiaries (including by merger, consolidation or otherwise);

•	amend or propose to amend the terms of the 2011 Warrant Agreement or the 2013 Warrant Agreement;

•	declare, set aside, set a record date for, or pay any dividend or other distribution payable in cash, capital stock, property or otherwise (or any combination thereof) with respect to any securities of Cascadian Therapeutics or any of its subsidiaries or enter into any agreement with respect to any securities of Cascadian Therapeutics, except for dividends or other distributions by a direct or indirect wholly owned subsidiary of Cascadian Therapeutics to its parent;

•	purchase, redeem or otherwise acquire, or authorize or agree to purchase, redeem or acquire, any securities of Cascadian Therapeutics or any of its subsidiaries (except (i) with respect to securities of Cascadian Therapeutics, as required by an applicable Cascadian Therapeutics Stock Plan, (ii) with respect to securities of Cascadian Therapeutics, pursuant to the ESPP during the Current Offering Period in compliance with procedure described in Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Treatment of Cascadian Therapeutics Equity Awards and Cascadian Therapeutics Stock Plans—Cascadian Therapeutics Stock Plans,” or pursuant to the exercise of repurchase rights in existence on the date of the Merger Agreement and disclosed to Seattle Genetics prior to the execution of the Merger Agreement);

•	split, combine, subdivide or redeem, reclassify, or otherwise acquire, directly or indirectly, any securities of Cascadian Therapeutics or any of its subsidiaries;

•	issue, sell, grant, dispose of, pledge, deliver, transfer or otherwise encumber, or authorize, propose or agree to the issuance, sale, grant, disposition, pledge, delivery, transfer or encumbrance by Cascadian Therapeutics or any of its subsidiaries of, any securities of Cascadian Therapeutics or any of its subsidiaries, except (i) for Shares issuable upon the exercise or conversion of Cascadian Therapeutics Options and Cascadian Therapeutics RSUs in accordance with their terms or (ii) for the issuance of Shares pursuant to the ESPP during the Current Offering Period in compliance with the procedures described in Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Treatment of Cascadian Therapeutics Equity Awards and Cascadian Therapeutics Stock Plans—Cascadian Therapeutics Stock Plans”;

•	commence any new, or extend any existing, offering or purchase period under the ESPP, allow new participants to participate in the ESPP, or decrease the applicable purchase price for Shares below the levels set forth in the ESPP;

•	(i) incur, assume, endorse or modify the terms of any indebtedness (other than trade payables) in excess of $250,000 in the aggregate, or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Cascadian Therapeutics or any of its subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or (ii) redeem, repurchase, prepay, defease or cancel any indebtedness or guarantee, other than as required or as permitted without penalty in accordance with the terms of the contract evidencing such indebtedness;

•	(i) grant or increase the severance or termination pay to any current or former director, employee, agent or consultant of Cascadian Therapeutics or any of its subsidiaries; (ii) execute any employment, consultancy, deferred compensation or other similar agreement (or amend or terminate any such existing agreement) with any current or former director or executive officer of Cascadian Therapeutics; (iii) increase the benefits payable beyond the level of any existing severance or termination pay practices or employment agreements; (iv) increase the compensation, bonus or other benefits of any current or former director or executive officer of Cascadian Therapeutics; (v) adopt, enter into or establish any new employee benefit plan or arrangement that would be an employee benefit plan if in existence on the date of the Merger Agreement or materially amend or terminate any existing employee benefit plan; (vi) provide for the grant of Cascadian Therapeutics Options, Cascadian Therapeutics RSUs or any other equity-based compensation awards, other than in the ordinary course of business consistent with past practice, or amend or modify the terms of any outstanding Cascadian Therapeutics Options, Cascadian Therapeutics RSUs or any other equity-based compensation awards; (vii) accelerate the payment, right to payment, funding or vesting of any compensation or benefits; (viii) lend or advance any money or other property, or forgive any loans, to any present or former director, employee, agent or consultant of Cascadian Therapeutics; (ix) hire any individual for employment with a title of Vice-President or above with Cascadian Therapeutics or any of its subsidiaries; (x) terminate the employment of any employee of Cascadian Therapeutics with a title of Vice-President or above, other than for cause, (xi) change any actuarial or other assumptions used to calculate funding obligations with respect to any employee benefit plan that is required by applicable law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or (xii) enter into any collective bargaining agreement or other labor agreement;

•	make, change or rescind any material tax election, change any annual tax accounting period, adopt or change any material method of tax accounting, enter into any closing agreement with respect to income tax or any material amount of taxes, surrender any right to claim a material tax refund, settle or compromise any material tax claim, audit or assessment, consent to any waiver of the statute of limitations period applicable to any material tax or tax return, amend any income tax return or material tax return, or take any position on any income tax return or material tax return filed on or after the date of the Merger Agreement that is inconsistent with positions taken in preparing or filing similar tax returns in prior periods;

•	agree to or otherwise settle, compromise, release, assign or otherwise resolve in whole or in part any legal proceeding (including any legal proceeding relating to the Merger Agreement or the transactions contemplated thereunder) (i) for an amount in excess of $250,000 in the aggregate or any obligation or liability of Cascadian Therapeutics in excess of such amount, other than the settlement, compromise, release, assignment or resolution of legal proceedings specifically reserved against on Cascadian Therapeutics’ financial statements or (ii) that would impose any restriction on Cascadian Therapeutics’ or any of its subsidiaries’ ability to own or operate any of its assets, licenses, operations, rights, product lines, businesses or interests therein or require any changes to the business of Cascadian Therapeutics or any of its subsidiaries;

•	engage in any transaction or series of transactions with any affiliate that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act, without regard to any monetary thresholds therein;

•	make or commit to make or otherwise authorize any capital expenditures in excess of $500,000 in the aggregate, other than budgeted as set forth in Cascadian Therapeutics’ capital expenditure budget disclosed to Seattle Genetics prior to the execution of the Merger Agreement;

•	make any loans, advances, guarantees or capital contributions to, or investments in, any other person, whether or not in the ordinary course of business, in an amount exceeding $250,000 in the aggregate;

•	cancel, modify or waive any debts or claims held by Cascadian Therapeutics or any of its subsidiaries or waive any material rights having, in each case, a value in excess of $250,000;

•	enter into any agreement, arrangement or commitment that limits or otherwise restricts Cascadian Therapeutics or any of its subsidiaries, or that would, after the Effective Time, limit or otherwise restrict Seattle Genetics, from engaging or competing in any line of business, product market or therapeutic area or in any geographic area or otherwise enter into any agreements, arrangements or commitments imposing changes or restrictions on its assets, operations or business;

•	enter into any lease or sublease of real property (whether as lessor, sublessor, lessee or sublessee) or modify, materially amend, terminate or fail to exercise any right to renew any contract pursuant to which Cascadian Therapeutics or any of its subsidiaries leases or subleases any material real property;

•	make any change to Cascadian Therapeutics’ accounting policies or procedures, except as required by concurrent changes in GAAP or in Regulation S-X of the Exchange Act;

•	adopt a plan of complete or partial liquidation (or resolutions providing for or authorizing such liquidation), dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Cascadian Therapeutics or any of its subsidiaries (other than the Merger) or otherwise enter into any agreements or arrangements imposing material changes or restrictions on the assets, operations or businesses of Cascadian Therapeutics or any of its subsidiaries;

•	(i) enter into any agreement that would constitute a material contract if it were in existence as of the date of the Merger Agreement, other than in the ordinary course of business consistent with past practice (subject to a further qualification in the Merger Agreement that the ordinary course of business exception will not apply to certain enumerated categories of contracts), (ii) enter into any contract between Cascadian Therapeutics or any of its subsidiaries and (x) any affiliate of Cascadian Therapeutics, (y) any of their respective directors or officers or (z) any person beneficially owning five percent or more of the outstanding securities of Cascadian Therapeutics, (iii) prematurely terminate, or materially amend, restate or supplement any material contract or (iv) waive, release or assign any material rights or claims under any material contract;

•	fail to keep in full force and effect all material insurance policies maintained by Cascadian Therapeutics and its subsidiaries, other than such policies that expire by their terms (in which event Cascadian Therapeutics or its subsidiary, as applicable, must use commercially reasonable efforts to renew or replace such policies) or changes to such policies made in the ordinary course of business consistent with past practice;

•	with respect to intellectual property, (i) sell, assign, license, sublicense, encumber, impair, abandon, fail to diligently maintain, covenant not to assert, transfer or otherwise dispose of any material right, title or interest of Cascadian Therapeutics or any of its subsidiaries in any material intellectual property, other than granting non-exclusive licenses to such intellectual property in the ordinary course of business consistent with past practice, (ii) extend, amend, waive, cancel or modify any rights in or to any such material intellectual property in a manner that is adverse to Cascadian Therapeutics or its subsidiaries or other than in the ordinary course of business consistent with past practice, (iii) fail to diligently prosecute the material patent applications owned by Cascadian Therapeutics or any of its subsidiaries or exclusively licensed to Cascadian Therapeutics or any of its subsidiaries and for which Cascadian Therapeutics or any of its subsidiaries controls the prosecution thereof as of the date of the Merger Agreement or (iv) divulge, furnish to or make accessible any trade secrets within such intellectual property other than in the ordinary course of business consistent with past practice to any third party who is subject to an enforceable written agreement to maintain the confidentiality of such trade secrets;

•	take any action or omit to take any action that is reasonably likely to result in any of the conditions to the Offer or conditions to the Merger not being satisfied; or

•	authorize, approve, agree, commit or offer to take any of the foregoing actions.

No Solicitation

Cascadian Therapeutics has agreed that, except as expressly permitted by the non-solicitation provisions of the Merger Agreement, during the period from the date of the Merger Agreement until the earlier of the Acceptance Time or the termination of the Merger Agreement in accordance with its terms, it will not, and will not permit any of its subsidiaries or any of their respective representatives to, directly or indirectly:

•	initiate, solicit, or knowingly encourage or knowingly facilitate (including through the furnishing of any nonpublic information) the submission or announcement of any Takeover Proposal (as defined below) or any inquiry, indication of interest, offer or proposal that would reasonably be expected to lead to a Takeover Proposal (a “Takeover Inquiry”);

•	participate, engage in or continue any discussions or negotiations regarding, or furnish to any person any information in connection with, or for the purpose of knowingly encouraging or knowingly facilitating a Takeover Proposal or Takeover Inquiry;

•	waive, terminate, modify or fail to enforce any “standstill” or confidentiality obligation of any person (other than any party to the Merger Agreement) with respect to Cascadian Therapeutics or any of its subsidiaries;

•	approve, endorse or recommend any Takeover Proposal or Takeover Inquiry (or resolve or publicly propose to do any of the foregoing); or

•	enter into any agreement, agreement in principle, letter of intent or similar document with respect to a Takeover Proposal or Takeover Inquiry (other than an Acceptable Confidentiality Agreement (as defined below)) or accept any Takeover Proposal or Takeover Inquiry (or resolve or publicly propose to do any of the foregoing).

However, if Cascadian Therapeutics or any of its representatives receives from a third party a bona fide written unsolicited Takeover Proposal at any time on or after the date of the Merger Agreement and prior to the Acceptance Time, Cascadian Therapeutics and its representatives may:

(i)	contact such third party solely to clarify the terms and conditions of such Takeover Proposal so as to determine if such Takeover Proposal constitutes, or would reasonably be expected to constitute, a Superior Proposal,

(ii)	enter into and participate in discussions or negotiations with such third party and its representatives regarding such Takeover Proposal and

(iii)	furnish access and nonpublic information to such third party in response to a request therefor, in each case, if and only if:

(A)	prior to taking any action contemplated the foregoing clauses (ii) or (iii), Cascadian Therapeutics will have provided at least 24 hours’ prior written notice to Seattle Genetics of its intent to take any such action and the Cascadian Therapeutics Board will have determined in good faith, after consultation with outside legal counsel and Cascadian Therapeutics’ financial advisor, that such Takeover Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal and that the failure to take such action contemplated in the foregoing clauses (ii) or (iii) would be inconsistent with the Cascadian Therapeutics Board’s fiduciary duties to Cascadian Therapeutics’ stockholders under applicable law;

(B)	there has been no breach or violation of the terms set forth in the immediately preceding paragraph in any material respect in connection with such third party making such Takeover Proposal; and

(C)	promptly (and in any event within 24 hours) after furnishing or making available any information to such third party, Cascadian Therapeutics furnishes or makes available such information to Seattle Genetics (to the extent such information has not been previously furnished or made available to Seattle Genetics).

Any nonpublic information furnished or made available to such third party must be subject to an executed confidentiality agreement in a customary form, which will be executed prior to the time such information is furnished or made available, that is no less restrictive in the aggregate to the other party than the Confidentiality Agreement is on Seattle Genetics at such time (such an agreement, an “Acceptable Confidentiality Agreement”).

For purposes of the Merger Agreement, “Takeover Proposal” means any indication of interest, offer or proposal (other than an indication of interest, offer or proposal made or submitted by us or Seattle Genetics or one or more of our affiliates) from any person or group contemplating or otherwise relating to: (a) any merger, consolidation, amalgamation, share exchange, business combination, asset purchase, issuance of securities, acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction involving Cascadian Therapeutics or any of its subsidiaries pursuant to which a person or group would own, directly or indirectly, (i) 15% or more of any class of voting equity securities of Cascadian Therapeutics or of the surviving entity in a merger or the resulting direct or indirect parent of Cascadian Therapeutics or such surviving entity or (y) businesses or assets (including capital stock of Cascadian Therapeutics’ subsidiaries) that constitute 15% or more of the consolidated revenues, net income or assets of Cascadian Therapeutics and its subsidiaries, taken as a whole or (b) any sale or license of Cascadian Therapeutics’ key existing clinical products or pipeline products.

For purposes of the Merger Agreement, “Superior Proposal” means an unsolicited, bona fide written Takeover Proposal that would result in any person or group (other than Seattle Genetics or its affiliates) becoming the beneficial owner, directly or indirectly, of more than 50% of the assets (on a consolidated basis) or more than 50% of the total voting power of the equity securities of Cascadian Therapeutics made by a third party that the Cascadian Therapeutics Board determines in good faith, after consultation with outside legal counsel and Cascadian Therapeutics’ financial advisor, is reasonably likely to be consummated on the terms proposed, taking into account all relevant factors, including the price, form of consideration, closing conditions, the legal, regulatory and financial aspects thereof, the ability to finance the proposal, the prospects for completion, the identity of the person or group making the proposal and other aspects that the Cascadian Therapeutics Board deems relevant, and would, if consummated, result in a transaction that is more favorable to the holders of Shares from a financial point of view than the transactions contemplated by the Merger Agreement after taking into account all relevant factors, including all terms and conditions of such offer and the Merger Agreement (after giving effect to all adjustments to the terms thereof which may be proposed by Seattle Genetics).

From the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, Cascadian Therapeutics will (i) promptly (and, in any event, within 24 hours) advise Seattle Genetics in writing of the receipt of any Takeover Proposal or Takeover Inquiry that is made or submitted by any person during the period between the date of the Merger Agreement and the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, (ii) provide to Seattle Genetics a summary of the material terms and conditions of such Takeover Proposal or Takeover Inquiry (including the identity of the person making such Takeover Proposal or Takeover Inquiry and, if applicable, complete copies of any written request, inquiry, proposal, indication of interest or offer (or written summaries thereof if the same were made in oral form), including proposed agreements and any other written communications); (iii) keep Seattle Genetics reasonably informed of any material developments, discussions or negotiations regarding such Takeover Proposal or Takeover Inquiry (including any modifications to the financial or other material terms and conditions of such Takeover Proposal or Takeover Inquiry) on a prompt basis (and, in any event, within 24 hours) and (iv) upon the request of Seattle Genetics, reasonably inform Seattle Genetics of the status of such Takeover Proposal or Takeover Inquiry.

As of the date of the Merger Agreement, Cascadian Therapeutics has agreed (and has agreed to cause its subsidiaries and representatives) to immediately cease and cause to be terminated any solicitation, discussions or negotiations with any person (other than Seattle Genetics) conducted on or prior to the date of the Merger Agreement that relate to any Takeover Proposal or Takeover Inquiry or any request for nonpublic information relating to Cascadian Therapeutics with respect to any Takeover Proposal or Takeover Inquiry. Cascadian Therapeutics also agreed to immediately terminate all physical and electronic data room access previously granted to any such person or any of its representatives and, within 24 hours after executing the Merger Agreement, deliver to each such person a written notice that Cascadian Therapeutics is ending all discussions and negotiations with such person with respect to any Takeover Proposal or Takeover Inquiry and requesting the prompt return or destruction of all confidential information provided by or on behalf of Cascadian Therapeutics to any such person or any of its representatives.

Nothing contained in the Merger Agreement will prohibit Cascadian Therapeutics or the Cascadian Therapeutics Board from (i) stating and disclosing to Cascadian Therapeutics’ stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, including a “stop, look and listen” statement pursuant to Rule 14d-9(f) of the Exchange Act, or (ii) making any other legally required disclosure to Cascadian Therapeutics’ stockholders of or relating to the fact that a Takeover Proposal or Takeover Inquiry has been made, the identity of the party making such Takeover Proposal or Takeover Inquiry or any legally required disclosure of the material terms of such Takeover Proposal or Takeover Inquiry. However, any such disclosure that has the effect of withdrawing, modifying or qualifying the Cascadian Therapeutics Board Recommendation in any manner adverse to Seattle Genetics will be deemed to be a Change of Board Recommendation and Seattle Genetics will have the right to terminate the Merger Agreement unless the Cascadian Therapeutics Board expressly publicly reaffirms the Cascadian Therapeutics Board Recommendation in such disclosure without any qualification.

Cascadian Therapeutics Board Recommendation; Change of Board Recommendation

The Cascadian Therapeutics Board has made the Cascadian Therapeutics Board Recommendation that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer. The Cascadian Therapeutics Board has also agreed to include the Cascadian Therapeutics Board Recommendation in the Schedule 14D-9 and consented to the inclusion of the Cascadian Therapeutics Board Recommendation in this Offer to Purchase and documents related to the Offer.

In addition, except as expressly permitted by the non-solicitation provisions of the Merger Agreement, neither the Cascadian Therapeutics Board nor any committee thereof may take any of the following actions (each, a “Change of Board Recommendation”):

•	fail to make when required by the Merger Agreement, withhold, withdraw (or qualify or modify in a manner adverse to Seattle Genetics), resolve to fail to make when required by the Merger Agreement, withhold or withdraw (or qualify or modify in a manner adverse to Seattle Genetics), or publicly propose to fail to make when required by the Merger Agreement, withhold or withdraw (or qualify or modify in a manner adverse to Seattle Genetics), the Cascadian Therapeutics Board Recommendation;

•	approve, recommend or declare advisable, resolve to approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Takeover Proposal;

•	fail to publicly affirm without qualification upon Seattle Genetics’ request as promptly as practicable (but, in any event, within five business days after Seattle Genetics’ request) after a public announcement of a Takeover Proposal (or, if the End Date is less than five business days from receipt of such request from Seattle Genetics, as promptly as practicable following such request) the Cascadian Therapeutics Board Recommendation, provided that the Cascadian Therapeutics Board will only be required to make such an affirmation two times for any specific Takeover Proposal (but if such Takeover Proposal is amended, modified or supplemented, any affirmation by the Cascadian Therapeutics Board prior to such amendment, modification or supplement will be disregarded for purposes of the foregoing limitation);

•	fail to include the Cascadian Therapeutics Board Recommendation in the Schedule 14D-9;

•	if any Takeover Proposal that is structured as a tender offer or exchange offer for outstanding Shares is commenced pursuant to Rule 14d-2 of the Exchange Act, fail to recommend unequivocally against acceptance of such offer by Cascadian Therapeutics’ stockholders prior to the earlier of (i) the then-scheduled Expiration Date, (ii) the End Date and (iii) 11 business days (which, for this purpose, is used as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer pursuant to Rule 14d-2 of the Exchange Act;

•	approve or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, collaboration agreement or other agreement with respect to any Takeover Proposal (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”).

Moreover, except as expressly permitted by the non-solicitation provisions of the Merger Agreement, neither the Cascadian Therapeutics Board nor any committee thereof may cause or allow Cascadian Therapeutics to execute or enter into any Alternative Acquisition Agreement.

However, if at any time prior to, but not after, the Acceptance Time, (i) Cascadian Therapeutics has received from any person an unsolicited Takeover Proposal that did not result from or arise out of a breach of the non-solicitation provisions of the Merger Agreement in any material respect and that has not been withdrawn and, after consultation with outside legal counsel and Cascadian Therapeutics’ financial advisor, the Cascadian Therapeutics Board has determined in good faith that such Takeover Proposal constitutes a Superior Proposal (after giving effect to all of the revisions to the terms of the Merger Agreement which may be offered by Seattle Genetics, including in response to a Superior Proposal) or (ii) after consultation with outside legal counsel and Cascadian Therapeutics’ financial advisor, the Cascadian Therapeutics Board has determined there has been an Intervening Event (as defined below), then (A) the Cascadian Therapeutics Board may, prior to the Acceptance Time, make a Change of Board Recommendation or (B) in the case of a Change of Board Recommendation relating to a Superior Proposal, Cascadian Therapeutics may terminate the Merger Agreement in accordance with its terms in order to enter into a definitive written acquisition agreement with respect to such Superior Proposal. However, the Cascadian Therapeutics Board may not make a Change of Board Recommendation pursuant to the foregoing clause (A) or terminate the Merger Agreement pursuant to the foregoing clause (B) unless:

•	the Cascadian Therapeutics Board has determined in good faith, after consultation with outside legal counsel and Cascadian Therapeutics’ financial advisor, that the failure to do so would be inconsistent with the Cascadian Therapeutics Board’s fiduciary duties to Cascadian Therapeutics’ stockholders under applicable law;

•	Cascadian Therapeutics will have given Seattle Genetics prior written notice of its intention to make a Change of Board Recommendation or terminate the Merger Agreement in accordance with its terms at least four business days prior to making any such Change of Board Recommendation or termination (a “Determination Notice”), which notice will have included (i) with respect to an Intervening Event, a reasonably detailed description of the Intervening Event or (ii) with respect to a Superior Proposal, a copy of the definitive written acquisition agreement with respect to such Superior Proposal, the identity of the person making such Superior Proposal, and a summary of the material terms and conditions of such Superior Proposal; and

•

(i) Cascadian Therapeutics will have given Seattle Genetics four business days after Seattle Genetics’ receipt of the Determination Notice to propose revisions to the terms of the Merger Agreement or make other proposals so that either (a) such Takeover Proposal would cease to constitute a Superior Proposal or (b) in the case of a Change of Board Recommendation involving an Intervening Event, such that the failure to effect a Change of Board Recommendation would not be inconsistent with the Cascadian Therapeutics Board’s fiduciary duties to Cascadian Therapeutics’ stockholders under applicable law, and will have made its representatives available to, and negotiated in good faith with, Seattle Genetics with respect to such proposed revisions or other proposals, if any, during such period, (ii) at the end of such period, after considering in good faith the results of such negotiations and giving effect to such proposed revisions or other proposals made by Seattle Genetics, if any, and after consultation with outside legal counsel and Cascadian Therapeutics’ financial advisor, the Cascadian Therapeutics Board shall have determined in good faith that such Takeover Proposal is still a Superior Proposal and, after consultation with outside legal counsel, that the failure to make such Change of Board Recommendation or terminate the Merger Agreement would be inconsistent with the Cascadian Therapeutics Board’s fiduciary duties to Cascadian Therapeutics’ stockholders under applicable law or, in the case of a Change of Board Recommendation involving an Intervening Event, that the failure to effect a Change of Board Recommendation would be inconsistent with the Cascadian Therapeutics Board’s fiduciary duties to Cascadian Therapeutics’ stockholders under applicable law.

The foregoing requirements also apply to every amendment to any Takeover Proposal, except that, in each such case, any reference to four business days is instead two business days.

For purposes of the Merger Agreement, “Intervening Event” means any material event, fact, development or occurrence that was not known to, or reasonably foreseeable by, Cascadian Therapeutics or the Cascadian Therapeutics Board as of the date of the Merger Agreement and becomes known to the Cascadian Therapeutics Board after the date of the Merger Agreement and prior to the Acceptance Time, except that none of the following constitute, or will be deemed to be, an Intervening Event: (i) the receipt, existence or terms of a Takeover Proposal that could constitute a Superior Proposal or any matter relating thereto, and (ii) changes in the stock price or results of operations of Cascadian Therapeutics or with regard to the research, development, testing, distribution, sale, supply, license, marketing, promotion, manufacturing or commercialization of tucatinib (also known as ONT-380). A Takeover Proposal that resulted from a breach of Cascadian Therapeutics’ non-solicitation obligations may not be the basis for an Intervening Event.

Employee Matters

Seattle Genetics has agreed that, for a period of one year following the date of the consummation of the Merger, Seattle Genetics will, or will cause the Surviving Corporation or any of their respective affiliates to, provide to each employee of Cascadian Therapeutics who continues employment with the Surviving Corporation or Seattle Genetics at or immediately after the Effective Time (each, a “Continuing Employee”), in amounts no less favorable in the aggregate than those provided by Cascadian Therapeutics and its subsidiaries to such employees immediately prior to the Effective Time, (i) a salary or hourly wage, (ii) a short-term (annual or more frequent) target bonus opportunity, and (iii) benefits (including any profit sharing plans, bonus plans, severance plans and health and welfare benefit plans). Additionally, Seattle Genetics will provide, or will cause its subsidiaries to provide, each Continuing Employee whose employment is terminated by Seattle Genetics or its subsidiaries without cause during the one-year period immediately following the Effective Time with severance benefits on the terms and conditions and at the levels set forth in Cascadian Therapeutics’ Change in Control Severance Benefit Plan, determined (a) without taking into account any reduction after the Effective Time in compensation paid to such Continuing Employee and (b) by taking into account each Continuing Employee’s service with Cascadian Therapeutics and its subsidiaries (and any predecessor entities) and, after the Effective Time, with Seattle Genetics and its subsidiaries.

Seattle Genetics also has agreed that, from and after the Effective Time, Seattle Genetics will honor, and will cause the Surviving Corporation to honor, employee benefit plans of Cascadian Therapeutics disclosed to Seattle Genetics prior to the execution of the Merger Agreement (other than the Cascadian Therapeutics Stock Plans and the ESPP) in accordance with their respective terms as in effect immediately before the Effective Time. For purposes of vesting, participation, and eligibility to participate under any similar employee benefit plans of Seattle Genetics providing benefits to any Continuing Employees after the Effective Time (the “New Plans”), Seattle Genetics will use commercially reasonable efforts to give each Continuing Employee credit for his or her years of service with Cascadian Therapeutics and its predecessors before the Effective Time, as if such service had been performed with Seattle Genetics (except to the extent that such credit would result in a duplication of benefits or for purposes of benefit accrual). In addition, Seattle Genetics will use commercially reasonable efforts (i) to cause each Continuing Employee to be immediately eligible to participate, without any waiting period, in any and all group health plans of Seattle Genetics and its affiliates, except to the extent any waiting period in effect under the comparable employee benefit plan of Cascadian Therapeutics in which such Continuing Employee participated immediately prior to the Effective Time would not have been satisfied, and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or disability benefits to any Continuing Employee, (a) to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents and (b) to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents under an employee benefit plan during the portion of the plan year prior to the Effective Time to be taken into account under such New Plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

Cascadian Therapeutics has agreed that, if requested by Seattle Genetics in writing, to the extent permitted by applicable law and the terms of the applicable plan or arrangement, Cascadian Therapeutics will cause Cascadian Therapeutics’ 401(k) Plan to be terminated effective immediately prior to the Effective Time. Each Continuing Employee will become a participant in Seattle Genetics’ 401(k) Plan upon the consummation of the Merger.

Rule 14d-10 Matters

Cascadian Therapeutics has agreed that, prior to the Acceptance Time, it will (acting through the compensation committee of the Cascadian Therapeutics Board) cause any agreements, arrangements or understandings that have been or will be entered into by Seattle Genetics, Cascadian Therapeutics or any of their respective affiliates with current or future directors, officers or employees of Cascadian Therapeutics and its affiliates pursuant to which payments are made (or are to be made) or benefits are granted (or are to be granted) according to such arrangements (including any amendment or modification thereof) to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Efforts to Close the Transaction

Cascadian Therapeutics, Seattle Genetics and we have agreed to cooperate with each other and use (and cause their and our respective subsidiaries to use) reasonable best efforts to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement as promptly as practicable. Particularly, Cascadian Therapeutics, Seattle Genetics and we have agreed to (and to cause their and our respective subsidiaries to) (i) use reasonable best efforts to prepare and make all filings and obtain as soon as practicable all consents, waivers and expirations of waiting periods (if any) from any governmental authority and make all registrations, declarations and filings with, or notices to, governmental authorities, in each case, in connection with the Offer and the Merger, that are necessary or required to be obtained in order to consummate the transactions contemplated in the Merger Agreement and (ii) use commercially reasonable efforts to give any notices to third parties and to obtain as soon as practicable each other consent or waiver (if any) of any third party (other than from any governmental authority, which are addressed in the preceding clause (i)) pursuant to any applicable law or contract, or otherwise that are necessary or required to be obtained in order to consummate the transactions contemplated in the Merger Agreement.

The Merger Agreement further provides that Seattle Genetics does not have any obligation to proffer to, or agree or consent to (or to cause any of its subsidiaries or affiliates or Cascadian Therapeutics or its subsidiaries or affiliates to proffer to, or agree or consent to) sell, license, lease, transfer, divest, dispose of or otherwise encumber or hold separate any entities, assets, licenses, operations, rights, product lines, intellectual property or businesses or interests of Seattle Genetics, Cascadian Therapeutics, or any of their respective subsidiaries or affiliates or to commit or agree to take any such action, or consent to Cascadian Therapeutics or any of Cascadian Therapeutics subsidiaries or affiliates taking any of the foregoing actions, whether before or after the Acceptance

Time With respect to any governmental authority in connection with the transactions, neither Cascadian Therapeutics nor its subsidiaries will, without Seattle Genetics’ prior written consent in Seattle Genetics’ sole discretion, discuss or commit to any of the foregoing actions.

Takeover Statutes

Cascadian Therapeutics has agreed that Cascadian Therapeutics, its subsidiaries, and their respective boards of directors will take all actions necessary to ensure that no state anti-takeover law or similar law (including Section 203 of the DGCL) is or becomes applicable to the Merger Agreement or the Offer or the Merger and, if any such anti-takeover law becomes applicable to the Merger Agreement or Offer or the Merger, to take all actions necessary to ensure that the Offer and the Merger may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise eliminate or minimize the effects of any such anti-takeover law on the Merger Agreement and the transactions contemplated thereunder.

Indemnification and Insurance

From and after the Effective Time, Seattle Genetics will, and will cause the Surviving Corporation and its subsidiaries to, indemnify and hold harmless the individuals who, at or prior to the Effective Time, were officers or directors of Cascadian Therapeutics or any of its subsidiaries (each, an “Indemnified Party”) against any and all costs and expenses (including reasonable fees and expenses of legal counsel), judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or incurred by any such Indemnified Party in connection with, or arising out of, any claim, action, suit or other proceeding in which such Indemnified Party may be involved (regardless of whether as a named party or as a participant other than as a named party, including as a witness) (a) by reason of such Indemnified Party’s being or having been a director or officer of Cascadian Therapeutics or such subsidiary or an employee or agent of Cascadian Therapeutics or in connection with any action taken or not taken at the request of Cascadian Therapeutics or such subsidiary, or (b) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served as a director, officer, employee, agent, trustee or fiduciary at the request of Cascadian Therapeutics (including in any capacity with respect to any employee benefit plan), in each of case (a) and (b), whether or not the Indemnified Party continues in such position at the time such legal proceeding is asserted, claimed or threatened (and whether such legal proceeding is asserted, claimed or threatened prior to, at or after the Effective Time), including any matters arising in connection with the transactions contemplated in the Merger Agreement or relating to the enforcement of indemnification, exculpation or advancement right of such Indemnified Party, to the fullest extent that Cascadian Therapeutics and its subsidiaries would have been permitted under applicable law and their governing and organization documents in effect on the date of the Merger Agreement to indemnify such Indemnified Person. Additionally, Seattle Genetics will, and will cause the Surviving Corporation and its subsidiaries to, advance expenses to the Indemnified Party as incurred in defense of such legal proceeding to the fullest extent permitted under applicable law.

From and after the Effective Time until the sixth anniversary of the Effective Time, the governing and organizational documents of the Surviving Corporation and its subsidiaries will contain provisions relating to exculpation, indemnification and advancement of expenses to directors and officers no less favorable to the Indemnified Parties than are set forth in the governing and organization documents of Cascadian Therapeutics and any such subsidiary as in effect on the date of the Merger Agreement.

Prior to the Effective Time, Cascadian Therapeutics will and, if Cascadian Therapeutics is unable to, Seattle Genetics will, or will cause the Surviving Corporation to, obtain, as of the Effective Time, in consultation with Cascadian Therapeutics, prepaid (or “tail”) insurance policies for the extension of (i) the directors’ and officers’ liability coverage of Cascadian Therapeutics’ existing directors’ and officers’ liability insurance policy covering acts, errors or omissions occurring at or prior to the Effective Time and (ii) Cascadian Therapeutics’ existing fiduciary liability insurance policies (collectively, “D&O Insurance), for a claims reporting or discovery period of six years after the Effective Time (the “Tail Period”), with respect to those persons who are covered by the

D&O Insurance as of the Effective Time, with terms and conditions, retentions and limits of liability which are no less favorable to the persons currently covered by the D&O Insurance with respect to acts, errors or omissions occurring at or prior to the Effective Time after the Effective Time, from one or more reputable and financially sound insurance companies. In the event that Cascadian Therapeutics and the Surviving Corporation fail to obtain such “tail” insurance policies as of the Effective Time, (i) the Surviving Corporation will continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of the Merger Agreement with terms and conditions, retentions and limits of liability which are no less advantageous to the persons currently covered by the D&O Insurance with respect to acts, errors or omissions occurring at or prior to the Effective Time; (ii) the Surviving Corporation shall not be required to pay any annual cost for the D&O Insurance or any substitutes with respect thereto in excess of 300% of the amount paid by Cascadian Therapeutics for coverage for the period of 12 months most recently commenced prior to the date of the Merger Agreement (such amount paid by Cascadian Therapeutics, the “Maximum Amount”) and (iii) if the cost for the D&O Insurance or any substitutes therefor exceeds 300% of the Maximum Amount, Cascadian Therapeutics or the Surviving Corporation, as applicable, will purchase a substitute policy with the greatest coverage available for 300% of the Maximum Amount.

Other Covenants

The Merger Agreement contains other customary covenants, including covenants relating to securityholder litigation, public announcements and access, confidentiality, matters with respect to Section 16 of the Exchange Act and the rules and regulations thereunder and stock exchange delisting and deregistration.

Termination of the Merger Agreement

The Merger Agreement may be terminated in the following circumstances (except, in certain cases, where the event or condition triggering termination was principally caused by the party seeking termination or resulted from the material breach of such party of its obligations under the Merger Agreement):

•	by mutual written agreement of each of Seattle Genetics and Cascadian Therapeutics at any time prior to the Effective Time;

•	by either Cascadian Therapeutics or Seattle Genetics if the Acceptance Time has not occurred on or before the End Date (i.e., June 30, 2018) (such termination, an “End Date Termination”);

•	by either Cascadian Therapeutics or Seattle Genetics if any judgment issued by a court of competent jurisdiction or by a governmental authority, or a law or other legal restraint or prohibition, in each case making the consummation of the Offer or the Merger illegal or permanently restraining, enjoining or otherwise preventing the consummation thereof is in effect and has become final and nonappealable;

•	by Seattle Genetics if Cascadian Therapeutics has effected a Change of Board Recommendation (whether or not in compliance with the non-solicitation provisions of the Merger Agreement) or has entered into an Alternative Acquisition Agreement (such termination, a “Change of Board Recommendation Termination”);

•	at any time prior to the Acceptance Time, by Cascadian Therapeutics, in order to accept a Superior Proposal and enter into a binding written definitive acquisition agreement providing for the consummation of such Superior Proposal, provided that Cascadian Therapeutics (i) has complied in all material respects with the requirements of, and is not in violation in any material respect of, the non-solicitation provisions of the Merger Agreement, (ii) concurrently with the termination of the Merger Agreement, pays the applicable termination fee (as set forth below) to Seattle Genetics and (iii) enters into such definitive acquisition agreement (such termination, a “Superior Proposal Termination”);

•	at any time prior to the Acceptance Time, by Seattle Genetics, if there has been a breach of any representation or warranty or failure to perform any covenant or agreement set forth in the Merger

Agreement on the part of Cascadian Therapeutics, or any representation or warranty of Cascadian Therapeutics has become untrue, in either case, such that (i) the Representations and Warranties Condition or the Covenant Condition to the Offer would not be satisfied and (ii) such breach or failure is incapable of being cured prior to the End Date, or, if curable prior to the End Date, has not been cured within the earlier of (x) 30 days after Seattle Genetics has given notice of such breach or failure to Cascadian Therapeutics or (y) three business days prior to the End Date, provided that the foregoing right to terminate the Merger Agreement will not apply if Seattle Genetics is (or we are) then in material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement (such termination, a “Cascadian Therapeutics Breach Termination”);

•	at any time prior to the Acceptance Time, by Cascadian Therapeutics, if there has been a breach of any representation or warranty or failure to perform any covenant or agreement set forth in the Merger Agreement on the part of us or Seattle Genetics, or any representation or warranty of us or Seattle Genetics has become untrue, in either case, such that we and Seattle Genetics are unable to consummate the Offer or the Merger and such breach or failure is incapable of being cured, or, if curable, has not been cured within the earlier of (i) 30 days after Cascadian Therapeutics has given notice of such breach or failure to us or Seattle Genetics, as applicable, (ii) the business day prior to the Acceptance Time or (iii) three business days prior to the End Date, provided that the foregoing right to terminate the Merger Agreement will not apply if Cascadian Therapeutics is then in material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement; and

•	by Seattle Genetics or Cascadian Therapeutics if the Offer has expired in accordance with the terms of the Merger Agreement without us having accepted for payment any Shares pursuant to the Offer and at, the time of such expiration, any of the conditions to the Offer have not been satisfied or waived (such termination, a “Non-Consummation Termination”).

Effects of Termination

If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become void and of no effect without liability of any party to any other party thereto, provided that (i) none of the parties thereto will be relieved of liability for any fraud or willful and material breach by such party of any provision of the Merger Agreement, (ii) upon certain events Cascadian Therapeutics may be required to pay the Termination Fee to Seattle Genetics as further described in Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Termination Fees” below and (iii) the parties thereto will, in all events, remain bound by and continue to be subject to the confidentiality agreement, effective as of July 8, 2016, between Seattle Genetics and Cascadian Therapeutics (the “Confidentiality Agreement”) and certain designated provisions of the Merger Agreement that survive termination, including confidentiality, the effect of termination, expense reimbursement and termination fee and other miscellaneous provisions.

Termination Fees

Cascadian Therapeutics will pay to Seattle Genetics a termination fee of $17,000,000 (the “Termination Fee”) only if the Merger Agreement is terminated under one of the following circumstances:

(i)	by Seattle Genetics pursuant to a Change of Board Recommendation Termination;

(ii)	by Cascadian Therapeutics pursuant to a Superior Proposal Termination;

(iii)	by either Cascadian Therapeutics or Seattle Genetics pursuant to an End Date Termination;

(iv)	by Seattle Genetics pursuant to a Cascadian Therapeutics Breach Termination; or

(v)	by either Seattle Genetics or Cascadian Therapeutics pursuant to a Non-Consummation Termination.

In the case of the foregoing items (iii) through (v), inclusive, no Termination Fee will be payable unless (A) before the date of such termination, a Takeover Proposal will have been publicly announced, or otherwise become publicly known, or otherwise made known to Cascadian Therapeutics, or any person will have publicly announced an intention (whether or not conditional) to make a Takeover Proposal, or such intention will otherwise have been made known to Cascadian Therapeutics, and such Takeover Proposal or such intention will not have been withdrawn without qualification prior to the time of the termination of the Merger Agreement (and such withdrawal must be public if (x) the Takeover Proposal will have been publicly announced, or otherwise become publicly known, or (y) any person will have publicly announced an intention (whether or not conditional) to make a Takeover Proposal), and no such Takeover Proposal or intention will be deemed to have been withdrawn if Cascadian Therapeutics or any of its subsidiaries will have entered into a definitive agreement providing for such Takeover Proposal within 12 months after the date of such termination; and (B) within 12 months after the date of termination, (1) Cascadian Therapeutics or any of its subsidiaries will have entered into a definitive agreement providing for, or will have consummated, or (2) in the case of a Takeover Proposal that is a tender offer or exchange offer, the Cascadian Therapeutics Board or any committee thereof will have approved or recommended to the Cascadian Therapeutics stockholders, or taken no position with respect to, a Takeover Proposal and such Takeover Proposal is consummated, in each case, within 12 months after such 12-month period. Solely for purposes of the foregoing, all references to “15%” in the definition of “Takeover Proposal” will be deemed to be references to “50%.”

Cascadian Therapeutics will pay, or cause to be paid, to Seattle Genetics any Termination Fee by wire transfer of immediately available funds as follows: (1) in the case of item (i) above, within two business days after the date of termination of the Merger Agreement, (2) in the case of item (ii) above, prior to or concurrently with the termination of the Merger Agreement and (3) in the case of items (iii) through (v), inclusive, above, within two business days after consummation of such Takeover Proposal.

Cascadian Therapeutics will pay to Seattle Genetics all reasonable, documented out-of-pocket expenses actually incurred by us and Seattle Genetics in connection with the Merger Agreement and the transactions contemplated therein, up to a maximum aggregate amount of $7.5 million (such capped aggregate amount, the “Expense Reimbursement”), only if the Merger Agreement is terminated under one of the following circumstances:

(i)	by either Cascadian Therapeutics or Seattle Genetics pursuant to a Non-Consummation Termination, and, at the time of such termination, the Regulatory Condition has been satisfied;

(ii)	by Seattle Genetics pursuant to a Cascadian Therapeutics Breach Termination; or

(iii)	by either Seattle Genetics or Cascadian Therapeutics pursuant to a Non-Consummation Termination, if before the date of such termination, a Takeover Proposal has been publicly announced, become publicly known, or otherwise been made known to Cascadian Therapeutics, or any person has publicly announced an intention (whether or not conditional) to make a Takeover Proposal, or such intention otherwise has been made known to Cascadian Therapeutics.

Cascadian Therapeutics will pay, or cause to be paid, to Seattle Genetics any Expense Reimbursement by wire transfer of immediately available funds within two business days after the date of termination of the Merger Agreement, and such amount will be deducted from any Termination Fee that may be owed and payable.

Specific Performance

We, Seattle Genetics and Cascadian Therapeutics are entitled to seek an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof in addition to any other remedy to which we and they are entitled under the terms of the Merger Agreement, at law or in equity.

Fees and Expenses

Except as provided in this Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Termination Fees,” all fees and expenses incurred in connection with the Merger Agreement and

the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees and expenses.    Seattle Genetics will bear and pay all filing fees associated with any filings required under the HSR Act or other antitrust laws.

Governing Law

The Merger Agreement is governed by Delaware law.

Confidentiality Agreement

The following summary description of the Confidentiality Agreement is qualified in its entirety by reference to such Confidentiality Agreement, which Seattle Genetics has filed as Exhibit (d)(2) to the Schedule TO, which you may examine and copy as set forth in Section 8 — “Certain Information Concerning Purchaser and Seattle Genetics” above.

On July 8, 2016 Cascadian Therapeutics and Seattle Genetics entered into the Confidentiality Agreement pursuant to which, subject to certain exceptions, Seattle Genetics has agreed to keep certain non-public information about Cascadian Therapeutics confidential and to not disclose, or permit its affiliates or its or their representatives to disclose, any confidential information of Cascadian Therapeutics, except for the purpose of evaluating, negotiating, pursuing and consummating a possible acquisition transaction.

In addition, the Confidentiality Agreement includes certain “standstill” and “anti-poaching” provisions which expired on July 8, 2017

12.	Purpose of the Offer; Plans for Cascadian Therapeutics.

Purpose of the Offer

We are making the Offer pursuant to the Merger Agreement in order to acquire control of, and, ultimately, following the Merger, the entire common equity interest in, Cascadian Therapeutics while allowing Stockholders an opportunity to receive the Offer Price promptly by tendering their Shares pursuant to the Offer. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, Seattle Genetics, we and Cascadian Therapeutics have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without a meeting of Stockholders in accordance with Section 251(h) of the DGCL after consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement.

Holders of Shares who tender their Shares pursuant to the Offer will cease to have any common equity interest in Cascadian Therapeutics and will no longer participate in the future growth of Cascadian Therapeutics in their capacity as common equity holders. If the Merger is consummated, the current holders of Shares will no longer have a common equity interest in Cascadian Therapeutics and instead will only have the right to receive in respect of their former common equity interest an amount in cash equal to the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Delaware law.

Plans for Cascadian Therapeutics

The Merger Agreement provides that, following the consummation of the Offer and subject to the conditions set forth in the Merger Agreement, we will be merged with and into Cascadian Therapeutics and that, at the Effective Time and until thereafter amended, (i) the certificate of incorporation of Cascadian Therapeutics as in effect immediately prior to the Effective Time will be the certificate of incorporation of the Surviving Corporation and (ii) the bylaws of Cascadian Therapeutics in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation. See Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Certificate of Incorporation; Bylaws.”

From and after the Effective Time, until successors are duly appointed or elected, as applicable, and qualified, or until their earlier death, resignation or removal, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation (i) our officers immediately prior to the Effective Time will be the officers of the Surviving Corporation and (ii) our directors immediately prior to the Effective Time will be the directors of the Surviving Corporation. See Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Changes of Directors and Officers in Connection with the Merger.”

It is expected that, initially following the Merger, the business and operations of Cascadian Therapeutics will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Seattle Genetics will continue to evaluate the business and operations of Cascadian Therapeutics during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing, including running the business and operations of Cascadian Therapeutics as a subsidiary, as of and following the Effective Time.

Except as described above or elsewhere in this Offer to Purchase, neither we nor Seattle Genetics has any present plans or proposals that would relate to or result in (i) any extraordinary transaction involving Cascadian Therapeutics or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Cascadian Therapeutics or any of its subsidiaries, (iii) any change in the Cascadian Therapeutics Board or management of Cascadian Therapeutics, (iv) any material change in Cascadian Therapeutics’ capitalization or (v) any other material change in Cascadian Therapeutics’ corporate structure or business.

13.	Certain Effects of the Offer.

Market for Shares. If the Offer is successful, there will be no market for the Shares because, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we, Seattle Genetics and Cascadian Therapeutics intend to consummate the Merger as soon as practicable after the consummation of the Offer.

NASDAQ Listing. The Shares are currently listed on the NASDAQ. Immediately following the consummation of the Merger (which is expected to occur as soon as practicable following the consummation of the Offer), the Shares will no longer meet the requirements for continued listing on the NASDAQ because we will be the only Stockholder. The NASDAQ requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger, we intend and will cause Cascadian Therapeutics to delist the Shares from the NASDAQ.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. As a result, Cascadian Therapeutics currently files periodic reports on account of the Shares. Following the purchase of Shares in the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Seattle Genetics and Cascadian Therapeutics will consummate the Merger as soon as practicable, following which the Shares will no longer be publicly owned. Following the consummation of the Merger, we intend to take steps to cause the termination of the registration of Shares under the Exchange Act as promptly as practicable and expect to take steps to cause the suspension of all of Cascadian Therapeutics’ reporting obligations under the Exchange Act. Pursuant to the rules of the SEC and the views expressed by the SEC staff, Cascadian Therapeutics may terminate its Exchange Act registration and suspend its reporting obligations on account of the Shares if (i) the outstanding Shares are not listed on a national securities exchange, (ii) there are fewer than 300 holders of record of Shares and (iii) Cascadian Therapeutics is not otherwise required to furnish or file reports under the Exchange Act.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using the Shares as collateral. Following the Offer (and prior to the Effective Time), the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14.	Dividends and Distributions.

As described in Section 11 — “The Merger Agreement; Other Agreements—The Merger Agreement—Conduct of Business of Cascadian Therapeutics,” the Merger Agreement provides that, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement pursuant to its terms, except as expressly required by the Merger Agreement, as required by applicable law, or otherwise with the prior written consent of Seattle Genetics (which consent will not be unreasonably withheld, conditioned or delayed), Cascadian Therapeutics will not, and will not permit any of its subsidiaries to, declare, set aside, set a record date for, or pay any dividend or other distribution payable in cash, capital stock, property or otherwise (or any combination thereof) with respect to the outstanding Shares, except for dividends or other distributions by a direct or indirect wholly owned subsidiary of Cascadian Therapeutics to its parent.

15.	Conditions to the Offer.

Notwithstanding any other provisions of the Offer or the Merger Agreement, we will not be required to accept for payment, and, subject to the rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to our obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), will not be obligated to pay for, or may delay acceptance or payment for, any validly tendered Shares pursuant to the Offer if, at the Expiration Date:

•	the Minimum Condition has not been satisfied;

•	the Regulatory Condition has not been satisfied;

•	the Merger Agreement has been terminated in accordance with its terms;

•	a judgment issued by a court of competent jurisdiction or a governmental authority or any law or other legal restraint or prohibition, in each case, whether temporary, preliminary or permanent, is in effect that would make the Offer or the Merger illegal or otherwise prevent or prohibit the consummation thereof;

•

any of Cascadian Therapeutics’ representations and warranties set forth in (i) the first sentence of Section 2.5 of the Merger Agreement (relating to the absence of a Company Material Adverse Effect since September 30, 2017) are not true and correct as of the date of the Merger Agreement and at and as of the Expiration Date (except to the extent any such representation or warranty is made as of a specific date, in which case as of such date); (ii) Section 2.1(a) (relating to due organization, valid existence and good standing and organizational power and authority to carry on the business), Section 2.2(c) (relating to the number of Shares reserved for issuance upon conversion of the Cascadian Therapeutics Preferred Stock and exercise of the Cascadian Therapeutics Warrants), Section 2.2(d) (relating to the number of Shares reserved for issuance under the Cascadian Therapeutics Stock Plans and the ESPP), the first sentence of Section 2.2(g) (relating to the Shares being duly authorized and validly issued, fully paid and nonassessable), Section 2.2(h) (solely with regard to Cascadian Therapeutics and the securities of Cascadian Therapeutics) (relating to the absence of obligations of Cascadian Therapeutics that restrict the transfer of, affect the voting rights of, require the registration for sale of, grant any preemptive or antidilutive rights with respect to, or require the repurchase, redemption, disposition or acquisition of, or contain any right of first refusal with respect to, any indebtedness or securities of Cascadian Therapeutics) and Section 2.2(i) (relating to the non-ownership of Cascadian Therapeutics and its subsidiaries of any equity or debt securities in any person other than securities of a subsidiary of Cascadian Therapeutics), Section 2.3(a) (relating to Cascadian Therapeutics corporate power and authority to execute and deliver the Merger Agreement and perform its obligations thereunder and the absence of a requirement of a Stockholder vote to adopt the Merger Agreement), Section 2.3(d) (relating to the resolutions of the Cascadian Therapeutics Board in connection with the transactions contemplated by the Merger Agreement), Section 2.3(e) (relating to state takeover laws), and Section 2.9 (relating to broker’s and finder’s fees) of the Merger Agreement are not true and correct in all material respects as of the date of the Merger Agreement and at and as of the Expiration Date (except to the extent any such representation or warranty is made as of a specific date, in which case as of such date); (iii) Section 2.2(a) (relating to the authorized capital stock of Cascadian Therapeutics), Section 2.2(b) (relating to the issued and outstanding shares of capital stock of Cascadian Therapeutics), the first sentence of Section 2.2(e) (relating to the outstanding Cascadian Therapeutics Options and Cascadian Therapeutics RSUs) and Section 2.2(f) (relating to the comprehensiveness of the representations and warranties contained in Section 2.2 of the Merger Agreement) of the Merger Agreement are not true and correct in all respects as of the date of the Merger Agreement and at and as of the Expiration Date (except to the extent any such representation or warranty is made as of a specific date, in which case as of such date), except for any failures to be so true and correct that are de minimis in nature and amount; (iv) Section 2.24 (relating to disclosure matters with respect to tucatinib (also known as ONT-380)) of the Merger Agreement are not true and correct in all material respects as of the date of the Merger Agreement and at and as of the Expiration Date (except to the extent that any such representation or warranty is made as of a specific date, in which case as of such date); and (v) Article 2 (other than those representations and warranties referred to in the foregoing clauses (i) through (iv), inclusive) of the Merger Agreement are not true and correct in all respects as of the date of the Merger Agreement and at and as of the Expiration Date (except to the extent any such representation or warranty is made as of a specific date, in which case as of such date), except where the failure of any of such representations or warranties to be so true and correct (without giving effect to any Company Material Adverse Effect or other materiality limitations or qualifications, or any similar limitations or qualifications) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (the “Representations and Warranties Condition”);

•	Cascadian Therapeutics has not complied with or performed in all material respects the covenants and obligations that Cascadian Therapeutics is required to comply with or to perform under the Merger Agreement at or prior to the Expiration Date (the “Covenant Condition”);

•	Seattle Genetics and we have not received a certificate dated as of the Expiration Date executed by an executive officer of Cascadian Therapeutics confirming on behalf of Cascadian Therapeutics that the Representations and Warranties Conditions and the Covenant Condition have been duly satisfied as of immediately prior to the Expiration Date (the “Certificate Delivery Condition”); or

•	since the date of the Merger Agreement there has occurred and is continuing a Company Material Adverse Effect.

The foregoing conditions are for the sole benefit of Seattle Genetics and us and may be asserted or waived by Seattle Genetics and us, in whole or in part, at any time and from time to time, in each case, except for the Minimum Condition and the Regulatory Condition, subject to the terms of the Merger Agreement and applicable law. The failure by Seattle Genetics or us at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

16.	Adjustments to Prevent Dilution.

If any change in the outstanding Shares, Cascadian Therapeutics Preferred Stock and/or UA Preferred Stock, no par value, occurs by reason of any reclassification, recapitalization, stock split or combination, exchange, merger, consolidation or readjustment of shares, or any stock dividend thereon with a record date during such period, or any similar transaction or event, the Offer Price and the per Share consideration payable in the Merger (which is equivalent in amount to the Offer Price) and any other similarly dependent items, as the case may be, will be equitably adjusted to provide the holders of Shares the same economic effect as contemplated prior to such event.

17.	Certain Legal Matters; Regulatory Approvals.

General

Except as described in this Section 17, we are not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 17, based on our and Seattle Genetics’ review of publicly available filings by Cascadian Therapeutics with the SEC and other information regarding Cascadian Therapeutics, we are not aware of any governmental license or regulatory permit that appears to be material to Cascadian Therapeutics’ business that might be adversely affected by our acquisition of Shares as contemplated in this Offer to Purchase or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by us as contemplated in this Offer to Purchase. However, any such approval or other action, if needed, may not be obtained or may not be obtained without substantial conditions, and failure to obtain any such approvals or take any such other actions might result in adverse consequences to Cascadian Therapeutics’ business, or might result in a requirement to dispose of certain parts of Cascadian Therapeutics’ business, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions to the Offer.”

Litigation

As of February 8, 2018, there are no material pending legal proceedings relating to the Offer, the Merger or the other transactions contemplated in the Merger Agreement.

State Takeover Statutes

Section 203 of the DGCL restricts an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with certain Delaware corporations for a period of three years following the time such person became an interested stockholder. These restrictions will not be applicable to us or Seattle Genetics because the Cascadian Therapeutics Board has unanimously approved the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, including for purposes of Section 203.

A number of other states have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, we believe there are reasonable bases for contesting such laws. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

We are not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and have not attempted to comply with any other state takeover laws or regulations. If any government authority or third party should seek to apply any such state takeover law to the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes are applicable to the Offer or the Merger and an appropriate court does not determine that it is or they are inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or might be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Conditions to the Offer.”

Antitrust Compliance

Under the HSR Act and the related rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information and documentary materials have been furnished to the Antitrust Division of the United State Department Of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the acquiring person voluntarily withdraws and re-files to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material.

Pursuant to the HSR Act, Seattle Genetics and Cascadian Therapeutics filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on January 31, 2018 and February 2, 2018, respectively, for review in connection with the Offer.

The FTC and the Antitrust Division will consider the legality under the U.S. federal antitrust laws of Seattle Genetics’ proposed acquisition of Shares pursuant to the Offer. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Seattle Genetics, Purchaser, Cascadian Therapeutics or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Seattle Genetics believes that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.

Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the Per Share Merger Consideration (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a Stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such Stockholder must do all of the following:

•	within the later of the consummation of the Offer, which is the first date on which Merger Sub irrevocably accepts for purchase the Shares tendered pursuant to the Offer, and 20 days after the date of mailing of this notice, deliver to Cascadian Therapeutics a written demand for appraisal of Shares held, which demand must reasonably inform Cascadian Therapeutics of the identity of the Stockholder and that the Stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of Stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by Stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

Stockholder Approval Not Required

Section 251(h) of the DGCL provides that Stockholder approval of a merger is not required if certain requirements are met, including, among others, that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger and (iii) at the time that the board of directors of the company to be acquired approves the merger, no other party to the merger agreement is an interested stockholder under the DGCL. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Cascadian Therapeutics will not be required to submit the adoption of the Merger Agreement to a vote of the Stockholders of Cascadian Therapeutics. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we, Seattle Genetics and Cascadian Therapeutics will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of Stockholders in accordance with Section 251(h) the DGCL.

18.	Fees and Expenses.

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation and, subject to certain limits, reimbursement for reasonable out-of-pocket expenses and customary indemnification against certain liabilities in connection with the Offer.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, neither we nor Seattle Genetics will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. However, we may, in our discretion, take such action as we deem necessary to make the Offer comply with the laws of any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction in compliance with applicable laws.

No person has been authorized to give any information or to make any representation on behalf of us not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

We and Seattle Genetics have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, a Solicitation/Recommendation Statement on Schedule 14D-9 is being filed with the SEC by Cascadian Therapeutics pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Cascadian Therapeutics Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information, and Cascadian Therapeutics may file amendments thereto. The Schedule TO and the Schedule 14D-9, including their respective exhibits, and any amendments to any of the foregoing, may be examined and copies may be obtained from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or may be accessed electronically on the SEC’s website at www.sec.gov and are available from the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase.

VALLEY ACQUISITION SUB, INC.

February 8, 2018

ANNEX A

CERTAIN INFORMATION REGARDING THE DIRECTORS

AND EXECUTIVE OFFICERS OF SEATTLE GENETICS

Set forth in the table below are the name, current principal occupation and material positions held during the past five years of each of the directors and executive officers of Seattle Genetics. The business address of each director and executive officer of Seattle Genetics is 21823 30th Drive SE, Bothell, Washington 98021. The business telephone number of each director and executive officer is (425) 527-4000. Each director and executive officer of Seattle Genetics is a citizen of the United States of America.

During the past five years, to our knowledge or the knowledge of Seattle Genetics after reasonable inquiry, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

DIRECTORS OF SEATTLE GENETICS

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Clay B. Siegall, Ph.D.

Director (1997 – Present); President (2000 – Present); Chief Executive Officer (2002 – Present); Chairman (2004 – Present)

Seattle Genetics, Inc.
(Biotechnology)

Director (2006 – Present)

Alder Biopharmaceuticals, Inc.
(Biopharmaceutical)

Director (2014 – Present)

Ultragenyx Pharmaceutical Inc.
(Biopharmaceutical)

Srinivas Akkaraju, M.D., Ph.D.

Director (2003 – Present)

Seattle Genetics, Inc.
(Biotechnology)

Founder and Managing General Partner (2017 – Present)

Samsara BioCapital

(Venture Capital)

General Partner (2013 – 2016); Senior Advisor (2016 – 2017)

Sofinnova Ventures
(Venture Capital)

Managing Director (2009 – 2013)

New Leaf Venture Partners

(Venture Capital)

Director (2016 – Present)

The George Institute for Global Health
(Health and Medical Research Institute)

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Director (2015 – Present) aTyr Pharma Inc. (Biotechnology) Director (2013 – Present) Versartis, Inc. (Biopharmaceutical) Director (2012 – Present) Intercept Pharmaceuticals, Inc. (Biopharmaceutical)

Felix J. Baker, Ph.D.

Director (2003 – Present)

Seattle Genetics, Inc.
(Biotechnology)

Co-Managing Member (2000 – Present)

Baker Bros. Advisors LP.
(Investment Adviser)

Director (2015 – Present)

Alexion Pharmaceuticals, Inc.
(Biopharmaceutical)

Director (2012 – Present)

Genomic Health, Inc.
(Genomic-Based Diagnostic Tests)

David W. Gryska

Director (2005 – Present)

Seattle Genetics, Inc.
(Biotechnology)

Executive Vice President and Chief Financial Officer (2014 – Present)

Incyte Corporation
(Biopharmaceutical)

Director (2014 – Present)

PDL BioPharma, Inc.
(Acquiring and managing a portfolio of companies, products, royalty agreements and debt facilities in the biotechnology, pharmaceutical and medical device industries)

Marc E. Lippman, M.D.

Director (2000 – Present)

Seattle Genetics, Inc.

(Biotechnology)

Kathleen and Stanley Glaser Professor of Medicine (2007 – Present)

University of Miami Leonard M. Miller School of Medicine
(Medical Center)

John A. Orwin	Director (2014 – Present) Seattle Genetics, Inc. (Biotechnology) President and Chief Executive Officer (2013 – 2017); Director (2013 – 2016) Relypsa, Inc. (Biopharmaceutical)

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years

Chief Executive Officer (2011 – 2013); Director (2011 – 2013)

Affymax, Inc.
(Biopharmaceutical)

Director (2012 – Present)

Array BioPharma Inc.
(Biopharmaceutical)

Director (2017 – Present)

Retrophin, Inc.
(Biopharmaceutical)

Director (2009 - 2013)

NeurogesX, Inc.
(Pharmaceutical)

Nancy A. Simonian, M.D.	Director (2012 – Present) Seattle Genetics, Inc. (Biotechnology) Chief Executive Officer (2012 – Present) Syros Pharmaceuticals, Inc. (Biopharmaceutical)

Daniel G. Welch

Director (2007 – Present)

Seattle Genetics, Inc.
(Biotechnology)

Executive Partner (2015 – Present)

Sofinnova Ventures
(Venture Capital)

Chief Executive Officer and President (2003 – 2014); Chairman of the Board (2007 – 2014)

InterMune, Inc.
(Biotechnology)

Director (2016 – Present)

AveXis, Inc.
(Gene Therapy)

Director (2015 – Present)

Intercept Pharmaceuticals Inc.
(Biopharmaceutical)

Director (2015 – Present)

Ultragenyx Pharmaceuticals Inc.
(Biopharmaceutical)

EXECUTIVE OFFICERS OF SEATTLE GENETICS

Name	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Clay B. Siegall, Ph.D.	Director (1997 – Present); President (2000 – Present); Chief Executive Officer (2002 – Present); Chairman (2004 – Present) Seattle Genetics, Inc. (Biotechnology)

Todd E. Simpson	Chief Financial Officer (2005 – Present) Seattle Genetics, Inc. (Biotechnology)

Jonathan Drachman, M.D.

Chief Medical Officer and Executive Vice President, Research and Development (2013 – Present); Senior Vice President, Research and Translational Medicine (2004 – 2013)

Seattle Genetics, Inc.
(Biotechnology)

Vaughn B. Himes, Ph.D.	Chief Technical Officer (2016 – Present); Executive Vice President, Technical Operations and Process Science (2012 – 2016) Seattle Genetics, Inc. (Biotechnology)

Jean I. Liu, J.D.

General Counsel, Executive Vice President, Legal Affairs, and Corporate Secretary (2014 – Present)

Seattle Genetics, Inc.
(Biotechnology)

Vice President and General Counsel (2011 – 2014)

Halozyme Therapeutics, Inc.
(Biotechnology)

Darren S. Cline

Executive Vice President, Commercial (2016 – Present); Senior Vice President, Commercial (2015 –2016); Vice President, Marketing, Managed Markets and Reimbursements (2010 – 2015)

Seattle Genetics, Inc.
(Biotechnology)

ANNEX B

CERTAIN INFORMATION REGARDING THE DIRECTORS

AND EXECUTIVE OFFICERS OF PURCHASER

Set forth in the table below are the name, current principal occupation and material positions held during the past five years of each of our directors and executive officers. The business address of each such director and executive officer is 21823 30th Drive SE, Bothell, Washington 98021. The business telephone number of each director and executive officer is (425) 527-4000. Each of our directors and executive officers is a citizen of the United States of America.

During the past five years, to our knowledge or the knowledge of Seattle Genetics after reasonable inquiry, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or us from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name and Position	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years	Director Since
Todd E. Simpson	Chief Financial Officer (2005 – Present) Seattle Genetics, Inc. (Biotechnology)	2018
Jean I. Liu, J.D.	General Counsel, Executive Vice President, Legal Affairs, and Corporate Secretary (2014 – Present) Seattle Genetics, Inc. (Biotechnology) Vice President and General Counsel (2011 – 2014) Halozyme Therapeutics, Inc. (Biotechnology)	2018
Darren S. Cline	Executive Vice President, Commercial (2016 – Present); Senior Vice President, Commercial (2015 – 2016); Vice President, Marketing, Managed Markets and Reimbursements (2010 – 2015) Seattle Genetics, Inc. (Biotechnology)	2018

B-1

ANY LETTER OF TRANSMITTAL TO BE DELIVERED TO THE DEPOSITARY MAY ONLY BE SENT TO THE DEPOSITARY BY MAIL OR COURIER TO ONE OF THE ADDRESSES SET FORTH BELOW AND MAY NOT BE SENT BY FACSIMILE TRANSMISSION. ANY CERTIFICATES REPRESENTING SHARES AND ANY OTHER REQUIRED DOCUMENTS SENT BY A STOCKHOLDER OF CASCADIAN THERAPEUTICS OR SUCH STOCKHOLDER’S BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE SHOULD BE SENT TO THE

DEPOSITARY AS FOLLOWS:

If delivering by mail:	If delivering by courier:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Other Information:

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. In addition, requests for additional copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders May Call Toll Free: (888) 750-5834

Banks and Brokers May Call Collect: (212) 750-5833